UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

NET2PHONE, INC.
(Name of Subject Company)

NET2PHONE, INC.
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

64108N 10 6
(CUSIP Number of Class of Securities)

James R. Mellor
Chairman of the Independent Committee
of the Board of Directors
Net2Phone, Inc.
520 Broad Street
Newark, NJ 07102
Telephone: (973) 438-3111

With a Copy to:
Stephen Fraidin
Andrew E. Nagel
Kirkland & Ellis LLP
153 East 53rd Street
New York, NY 10022
Telephone: (212) 446-4800

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates is Net2Phone, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 520 Broad Street, Newark, New Jersey 07102. The business telephone number at the principal executive offices of the Company is (973) 438-3111.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Common Stock, par value $0.01 per share, of the Company (the “Shares” or the “Common Stock”). As of November 1, 2005, there were 49,645,061 Shares issued and outstanding, vested options to purchase 20,000 shares that were “in the money” (based on a purchase price of $2.00 net per Share in cash (the “Offer Price”)) and 28,909,500 shares of Class A common stock, par value $0.01 per share (the “Class A Shares”) issued and outstanding. In addition, of the 49,645,061 Shares outstanding as of November 1, 2005, 729,873 are subject to restrictions under the Company’s 1999 Amended and Restated Stock Option and Incentive Plan (the “1999 Plan”).

Item 2. Identity and Background of Filing Person.

This Schedule 14D-9 is being filed by the subject company, Net2Phone, Inc. The name, address and business telephone number of the Company is listed in Item 1 above.

This Schedule 14D-9 relates to the tender offer by IDT Corporation, a Delaware corporation (“IDT”), through its wholly-owned subsidiary, NTOP Acquisition, Inc., a Delaware corporation (“Purchaser”), to purchase all of the outstanding Shares not otherwise beneficially owned by IDT immediately prior to the commencement of the tender offer (the “Publicly Held Shares”), at the Offer Price without interest thereon, upon the terms and conditions set forth in the Purchaser’s Offer to Purchase dated November 10, 2005 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”). The Purchaser filed a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the U.S. Securities and Exchange Commission (the “Commission”) on November 10, 2005, which includes the Offer to Purchase and the Letter of Transmittal as exhibits. The Offer to Purchase and letter of Transmittal are set forth as Exhibit (a)(1) and Exhibit (a)(2), respectively, hereto and are incorporated herein by reference and considered to be part of this Schedule 14D-9, except for any information that is superseded by information included directly in this Schedule 14D-9.

According to the Schedule TO, the Offer is subject to:

•
The non-waivable condition that there shall have been validly tendered and not withdrawn before the Offer expires at least a majority of the shares not beneficially owned by IDT or its affiliates (which IDT defines as those persons that, directly or indirectly, control, are controlled by, or are under common control with, IDT, including IDT’s directors and officers) prior to the commencement of the Offer (the “Majority of the Minority Condition”);

•	The waivable condition that IDT shall directly or indirectly own at least 90% of the shares outstanding following the consummation of the Offer (the “Minimum Condition”);

•
The waivable condition that the Company shall not have issued any additional shares of any class of its equity stock, nor rights to acquire such shares, to any person other than IDT or its subsidiaries from and after November 10, 2005, other than pursuant to outstanding options or other rights or agreements that have been publicly disclosed by the Company prior to November 10, 2005, other than options or restricted shares issued to employees or directors in the ordinary course of business consistent with past practice and other than warrants issued to cable operators in the ordinary course of business consistent with past practice;

•
The waivable condition that there shall not be pending an order, decree, ruling or action restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Merger (as defined below) in connection with a suit, claim or action filed by a private (i.e., non- governmental) third-party;

•
The waivable condition that there shall not be pending any suit, claim, action, proceeding, hearing, notice of violation, demand letter or an investigation initiated, filed or conducted, or have been a statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted, issued or rendered applicable to the Offer or the Merger, in either case initiated by any domestic, federal or state governmental, regulatory or administrative agency or authority or court or legislative body or commission which:

•	prohibits or imposes any material limitations on IDT’s ownership, control or operation of all or a material portion of the businesses or assets of the Company or its subsidiaries;

•	prohibits or makes illegal the acceptance for payment, payment for or the purchase of Shares or the consummation of the Offer or the Merger;

•	results in a material delay in or restricts our ability, or renders us unable, to accept for payment, pay for or purchase some or all of the Shares;

•
imposes material limitations on the ability of IDT effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company’s stockholders;

•	requires material divestiture by IDT or its affiliates of Shares;

•	compels IDT or its affiliates, or the Company or its subsidiaries, to dispose of material portions of the business, assets or properties of the Company or its subsidiaries, or IDT or its affiliates;

•	challenges, enjoins or prohibits (or seeks damages for) the consummation of the Merger or the acquisition by IDT or the Company of the Shares; or

•	seeks to do any of the foregoing;

•	The waivable condition that there shall not have occurred:

•	any general suspension of, or limitation on prices for, trading in the Shares on NASDAQ;

•	a declaration of a banking moratorium or any general suspension of payments in respect of banks in the United States;

•
any change, or development involving a prospective change, that is reasonably likely to have a materially adverse effect on the business, properties, assets, liabilities, financial condition or results of operations of the Company, except to the extent that such change or development relates to circumstances or conditions referred to in this Offer to Purchase; or

•	the outbreak or escalation of a war (whether or not declared), acts of terrorism, armed hostilities or other international or national calamity directly or indirectly involving the United States;

•
The waivable condition that the Company shall not have filed for bankruptcy or another person shall not have filed a bankruptcy petition against the Company which is not dismissed within two business days; and

•
The waivable condition that the Company (as directed by the Independent Committee) and IDT shall not have agreed that the Purchaser terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder.

Based on the Schedule TO, as of November 10, 2005, IDT and its affiliates held an aggregate of 5.59% of the outstanding Shares and 99.96% of the outstanding Class A Shares. According to the Schedule TO, to the extent IDT can satisfy the Minimum Condition by converting Class A Shares into Shares while still maintaining ownership of 90% of the outstanding Class A Shares, IDT intends to do so. Assuming that the Company issues no additional Shares after November 1, 2005, including upon exercise of outstanding Company stock options, and that IDT converts the maximum number of Class A Shares into Shares while maintaining ownership of 90% of the Class A Shares, 23,423,191 Publicly Held Shares must be tendered in order to satisfy the Majority of the Minority Condition, and 39,006,164 Publicly Held Shares must be tendered in order to satisfy the Minimum Condition.

According to the Schedule TO, IDT and the Purchaser are making the Offer to acquire the Publicly Held Shares. If the Offer is completed and IDT, the Purchaser, and their respective affiliates own at least 90% of the outstanding Shares, IDT currently intends to effect a merger (the “Merger”) of the Purchaser with the Company as promptly as practicable following the Offer, in which case each Publicly Held Share not tendered in the Offer would be exchanged for $2.00 per Share, net to the seller in cash, without interest thereon. In such event, the Board of Directors of the Company (the “Board of Directors”) would not have to act in order for IDT to effect the Merger and holders of Publicly Held Shares who have not tendered their Shares in the Offer would not be entitled to vote on the Merger. In addition, according to the Schedule TO, if IDT chooses to complete the Offer even though IDT, the Purchaser and their respective affiliates would own less than 90% of the outstanding Shares, IDT currently intends to effect the Merger, in which case each Publicly Held Share not tendered in the Offer would also be exchanged for $2.00 per Share, net to the seller in cash, without interest thereon. In such event, (i) unless the Company’s By-laws are amended, IDT would need the approval of the Board of Directors in order to effect the Merger (as described more fully in the immediately following paragraph) and (ii) if the Merger is approved by the Board of Directors, holders of Publicly Held Shares who have not tendered their Shares in the Offer would be entitled to vote in the Merger, but IDT would control sufficient voting power to assure that the Merger would be effected if IDT so desired.

Section 10(b) of the By-laws of the Company requires that, for so long as IDT beneficially owns of between 15% and 85% of the voting power of the Company, any business combination between the Company and IDT or any of its affiliates shall be subject to the approval of a majority of the disinterested directors of the Company. The disinterested directors of the Company have not approved any such business combination (including the Merger), and the Independent Committee, which consists of three of the five disinterested directors serving on the Board of Directors, is expressing no opinion and is remaining neutral with respect to the Offer. If IDT, the Purchaser and their affiliates do not beneficially own more than 85% of the voting power of the Company following the Offer, IDT would not be able to consummate the Merger without securing the approval of a majority of the disinterested directors or amending the By-laws to remove such approval requirement. The members of the Independent Committee have not expressed a position as to whether they would approve of the Merger in the circumstances outlined above, but have indicated that they would consider doing so. Assuming that the Company issues no additional Shares after November 1, 2005, including upon exercise of outstanding Company stock options, and that IDT converts the maximum number of Class A Shares into Shares while maintaining ownership of 90% of the Class A Shares, 35,073,305 Publicly Held Shares must be tendered for IDT to possess more than 85% of the voting power of the Company.

The Schedule TO states that the address of the principal executive offices of both the Purchaser and IDT is 520 Broad Street, Newark, New Jersey 07102. The business telephone number at the principal executive offices of IDT and the Purchaser is (973) 438-1000.

All information contained in this Schedule 14D-9 or incorporated herein by reference concerning IDT, the Purchaser or their affiliates (other than the Company), or actions or events with respect to any of them, was provided for inclusion herein by IDT, the Purchaser or their affiliates, or obtained from reports or statements filed by IDT, the Purchaser or their affiliates with the Commission, including, without limitation, the Schedule TO, and the Company takes no responsibility for any such information or the accuracy thereof.

This Schedule 14D-9 has not been reviewed by members of operating management of the Company, although members of the Company’s legal department have reviewed prior drafts of this Schedule 14D-9 solely for accuracy with respect to factual matters relating to the Company.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as discussed herein (including in the Exhibits hereto) or incorporated herein by reference, to the Company’s knowledge, as of the date hereof there are no material agreements, arrangements or understandings, and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates, or (ii) IDT or the Purchaser or any of their respective executive officers, directors or affiliates.

Certain Arrangements Between the Company and Its Executive Officers and Directors

Certain agreements, arrangements or understandings between the Company and its executive officers, directors or affiliates are described in the Company’s Proxy Statement relating to the Annual Meeting of the

Company’s stockholders to be held on December 14, 2005 (the “2005 Proxy Statement”), in the Sections entitled: “Board of Directors,” “Executive Compensation,” “Information Regarding Beneficial Ownership of Our Principal Stockholders, Directors and Management” and “Certain Relationships and Related Party Transactions.” The 2005 Proxy Statement is set forth as Exhibit (e)(1) and the sections above are incorporated herein by reference. The information incorporated by reference is considered to be part of this Schedule 14D-9, except for any information that is superseded by information included directly in this Schedule 14D-9.

The Independent Committee

On February 17, 2004, the Board of Directors formed an independent committee (the “Independent Committee”) to review, evaluate and approve or disapprove of agreements and material issues that may arise from time to time between IDT and the Company, and if appropriate, to take action on behalf of the Board of Directors. At the time of its formation, four of the Company’s directors were appointed to serve on the Independent Committee—Daniel Schulman, as Chairman, and Jesse P. King, James R. Mellor and Marc J. Oppenheimer. On September 3, 2004, Mr. Schulman resigned from the Board of Directors and was not replaced on the Independent Committee. On September 22, 2004, the Board of Directors appointed Mr. Mellor Chairman of the Independent Committee. On October 12, 2004, the Board of Directors approved the Independent Committee charter and made the Independent Committee a standing committee charged with reviewing and approving all related party transactions. The Charter of the Independent Committee is set forth as Exhibit (e)(2) hereto and is incorporated by reference herein.

On March 17, 2005, in anticipation of a possible transaction with IDT, the Board of Directors authorized and instructed the Independent Committee to review, consider and negotiate the terms of a transaction with IDT and, on behalf of the Board of Directors, to determine conclusively whether the Board shall recommend any proposed transaction to the holders of the Publicly Held Shares (the “Public Stockholders”).

The Independent Committee is currently composed of James R. Mellor, the chairman of the Independent Committee, and Jesse P. King and Marc J. Oppenheimer. None of Messrs. King, Mellor or Oppenheimer is an officer of the Company or an affiliate of IDT, except as a director of the Company. As described below under “—Certain Arrangements between the Company and IDT,” certain members of the Independent Committee own equity securities of IDT and previously were affiliated with IDT.

Messrs. King, Mellor and Oppenheimer serve on the Company’s Audit Committee and Compensation Committee. Mr. Oppenheimer serves as the chairman of the Audit Committee, and Mr. King serves as the chairman of the Compensation Committee.

Messrs. Mellor, King and Oppenheimer, as non-employee directors of the Company, are each entitled to receive from the Company an annual fee of $25,000 for service on the Board of Directors, as well as a grant of 5,000 stock options and 2,500 restricted Shares per year. In addition, Messrs. Mellor, King and Oppenheimer are each entitled to receive from the Company (a) an attendance fee of $1,000 for each committee meeting attended, (b) reimbursement for out-of-pocket expenses incurred in connection with their service on each committee, (c) an annual fee of $10,000 for service as the chairman of the Independent Committee or the Audit Committee, or an annual fee of $7,500 for service as a member (other than as chairman) of the Independent Committee or Audit Committee (provided they attend at least 75% of the meetings of the specific committee held each year) and (d) an annual fee of $7,500 for service as the chairman of the compensation or any other committee of the Board of Directors, or an annual fee of $5,000 for service as a member (other than as chairman) of the compensation or any other committee of the Board of Directors (provided they attend at least 75% of the meetings of the specific committee held each year). With the exception of annual fees payable to the chairman and members of the Independent Committee, the Board of Directors approved the cash and stock compensation payable by the Company to its non-employee directors on March 26, 2004. The Board of Directors approved the annual fees payable for service as the chairman and members of the Independent Committee on October 24, 2004.

In addition, under the Company’s 1999 Plan, options to purchase 10,000 Shares were granted to each of Messrs. Mellor, King and Oppenheimer as non-employee directors on joining the Board of Directors on June 25, 1999, October 23, 2001 and October 22, 2003, respectively. Prior to March 2004, the same number of options were granted annually on the anniversary date of Messrs. Mellor and King’s election to the Board of Directors. Mr. King also received options to purchase Shares and Shares in connection with his service on the Board of Directors from July 1999 until December 2000. In March 2004, the Board of Directors approved an amendment to the 1999 Plan providing, in part, for the grant of 2,500 Shares and 5,000 options to purchase Shares to a non-employee director on the anniversary date of that director’s election to the Board of Directors, rather than the options to purchase 10,000 Shares. The options have an exercise price equal to the closing market value of a Share on the day prior to the date of grant and may be exercised immediately following their grant subject to the Company’s insider trading policy.

As compensation for their service on the Board of Directors and the various committees thereof, Messrs. King, Mellor and Oppenheimer received compensation of $77,620, $72,130 and $67,578 in the fiscal year ended July 31, 2005 (including reimbursement of expenses). In addition, during the calendar year 2005, Messrs. King, Mellor and Oppenheimer received 2,500 Shares and options to purchase 5,000 Shares. The exercise price of the options to purchase Shares was equal to $1.44 for both Messrs. Mellor and Oppenheimer and $1.38 for Mr. King.

Certain Compensation Matters; Agreements

Information concerning executive compensation and employment arrangements is set forth in the 2005 Proxy Statement under the section entitled “Executive Compensation,” which is attached as an exhibit to this Statement and is incorporated by reference herein.

Indemnification and Exculpation Arrangements

Section 145 of the General Corporation Law of the State of Delaware (the “GCL”) provides that a corporation has the power to indemnify its directors, officers, employees or agents against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in non-derivative actions, suits or proceedings if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful, as determined in accordance with the GCL. Section 145 of the GCL also provides that a corporation has the power to indemnify directors, officers, employees or agents against such expenses incurred by the person in connection with the defense or settlement of derivative actions or suits actually and reasonably incurred by the person if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, such person must be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

The By-laws of the Company provide that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director or officer of the Company against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Any indemnification (unless ordered by a court) shall be made by the Company only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because he has met the applicable standard of conduct set forth in the By-laws. Such determination shall be made (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iii) by the stockholders. To the extent, however, that a director or officer of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith, without the necessity of authorization in the specific case. The foregoing discussion is qualified in its entirety by reference to the By-laws of the Company, which are set forth as Exhibit (e)(3) hereto and incorporated by reference herein.

On March 17, 2005, the Board of Directors resolved that the Company shall, to the fullest extent not prohibited by the GCL, indemnify each member of the Independent Committee who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, based in whole or in part on the fact that such person is or was a member of the Independent Committee from and against any and all expenses, liabilities, claims, judgments or losses of whatever kind or nature incurred by such member of the Independent Committee in connection with such proceeding, and that the liabilities incurred by such member of the Independent Committee shall be paid by the Company upon the incurrence thereof, including in advance of the final disposition of such proceeding to the fullest extent not prohibited by the GCL.

The Company has entered into employment agreements with each of its executive officers providing for the indemnification of each such person and insurance coverage to the fullest extent permitted by law and the Company’s By-laws. The foregoing discussion is qualified in its entirety by reference to the employment agreements between the Company and its executive officers, which are set forth as Exhibit (e)(4) through Exhibit (e)(10) hereto. In addition, the Company has entered into an additional indemnification agreement with Glenn Williams, general counsel to the Company, relating to indemnification for service as a member of the Company’s legal department. The foregoing discussion is qualified in its entirety by reference to the agreement with Mr. Williams, which is set forth as Exhibit (e)(11) hereto.

In addition, Section 102(b)(7) of the GCL enables a corporation in its original certificate of incorporation, or an amendment thereto validly approved by the stockholders, to eliminate or limit the personal liability of members of its board of directors for violations of a director’s fiduciary duty of care. However, the elimination or limitation shall not apply where there has been a breach of the duty of loyalty, failure to act in good faith, intentional misconduct or a knowing violation of law, the payment of a dividend of the approval of a stock repurchase which is deemed illegal or an improper personal benefit is obtained. The Company’s certificate of incorporation, as amended (the “Charter”), in Article Sixth, as permitted by Section 102(b)(7) of the GCL, states:

“No director shall be personally liable to the Corporation or any of its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Paragraph 174 of the GCL or (iv) for any transaction from which the director derived an improper personal benefit. If the GCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the GCL as so amended. Any alteration, amendment or repeal of this Article SIXTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such alteration, amendment or repeal with respect to acts or omissions occurring prior to such alteration, amendment or repeal.”

The foregoing discussion is qualified in its entirety by reference to the Charter, which is set forth as Exhibit (e)(12) through Exhibit (e)(15) hereto.

Interests in the Offer and the Merger

Certain directors and the executive officers of the Company have actual or potential conflicts of interest in connection with the Offer and the Merger, as summarized herein.

Officers and directors of the Company who own Shares and tender such Shares will receive the Offer Price on the same terms as set forth in the Offer to Purchase. As of November 1, 2005, the members of the Board of Directors and executive officers of the Company owned, in the aggregate, 274,167 Shares that are subject to the Offer. (See Schedule I to this Schedule 14D-9 for more detailed information regarding the Share ownership of the officers and directors of the Company.) Assuming all members of the Board of Directors and all executive officers of the Company tender their Shares that are subject to the Offer, they would receive aggregate proceeds of $548,334 in cash.

The options issued under the 1999 Plan have exercise prices ranging from $1.38 to $48.50 per Share, with a weighted average exercise price of $4.25. As of November 1, 2005, members of Board of Directors in the aggregate held 20,000 options with a strike price less than the Offer Price, constituting at that time all of the options outstanding with a strike price less than the Offer Price that were vested and held by a member of the Board of Directors or an executive officer. Of these 20,000 options, 5,000 options were held by each of Messrs. Mellor, King and Oppenheimer. Assuming all members of the Board of Directors and all executive officers that hold options with a strike price of less than the Offer Price exercise these options and tender such Shares received on exercise, they would receive aggregate proceeds, net of the exercise price but after commissions and fees, of $11,300 in cash.

If the Offer is consummated, immediately prior to the effective time of the Merger, each of the options issued under the 1999 Plan shall, pursuant to the agreement governing such options, automatically become fully vested and exercisable immediately for the exercise price of such option. At the effective time of the Merger, any option to acquire Shares which is at that time outstanding and unexercised under the 1999 Plan shall automatically terminate unless such options are assumed by IDT. The Company expects that all 106,000 options with a strike price less than the Offer Price outstanding and subject to restrictions under the 1999 Plan as of November 1, 2005 will be exercised immediately prior to the Merger, and the remaining options outstanding will be cancelled at the effective time of the Merger.

In addition, as of November 1, 2005, the directors and executive officers of the Company held 559,711 restricted Shares, all of which were issued under the 1999 Plan. If IDT completes the Offer, immediately prior to the effective time of the Merger all restrictions on any Shares pursuant to the 1999 Plan shall lapse pursuant to the terms of the 1999 Plan. As a result, while no director or officer may tender restricted Shares in connection with the Offer, were each director and executive officer to receive the Offer Price in respect of each restricted Share in the Merger, all directors and officers would receive aggregate proceeds of $1,119,422 in cash.

The foregoing discussion is qualified in its entirety by reference to the 1999 Plan and the Form of Stock Option Agreement, which are set forth as Exhibit (e)(16) and Exhibit (e)(17) hereto, respectively.

Certain Arrangements Between the Company and IDT

Certain relationships between IDT and the members of the Board of Directors and the executive officers of the Company

1.	Certain directors and executive officers of the Company are or have been directors or officers of IDT.

a.
Liore Alroy, the Chief Executive Officer of the Company, served as a Senior Vice President of IDT Corporation from January 2003 to October 2004. In this role, Mr. Alroy was responsible for mergers and acquisitions, strategic initiatives and related financing activities for IDT, and was also a strategic advisor for the Company’s cable telephony business. From July 2001 to December 2002, Mr. Alroy served as an independent consultant to IDT, performing similar functions. As part of negotiations between IDT, the Company and Mr. Alroy regarding Mr. Alroy leaving his position with IDT to accept the position of Chief Executive Officer of the Company in October of 2004, IDT agreed to reimburse Mr. Alroy for travel expenses related to his travel to and from his home in Israel during the period when he was relocating his family to the U.S., expected to be about one year from October 2004. During the fiscal year ended July 31, 2005, IDT reimbursed Mr. Alroy approximately $75,000 for these travel expenses. In addition, Mr. Alroy holds IDT stock options and restricted shares that he received during his employment with IDT that will continue to vest or lapse, as the case may be, while he is an employee of the Company.

b.
James A. Courter, a director of the Company, has been the Chief Executive Officer and Vice Chairman of the board of directors of IDT since August 2001 and March 1999, respectively. He served as President of IDT from October 1996 until July 2001, and has been a director of IDT since March 1996. In addition, since December 1999, Mr. Courter has served as a director of IDT Telecom, Inc., a subsidiary of IDT, and since November 2003 has served as a director of IDT Entertainment, Inc., also a subsidiary of IDT. Mr. Courter also served as a member of the Board of Directors of Winstar LLC, a subsidiary of IDT.

c.
Stephen Greenberg, the Chairman of the Board of Directors, has received and may continue to receive compensation from IDT for services solely performed for IDT as permitted by his employment agreement with the Company. In the fiscal year ended July 31, 2005, IDT paid Mr. Greenberg an aggregate of $200,000 for consulting services provided by Mr. Greenberg. Mr. Greenberg served as chairman and chief executive officer of IDT Spectrum from January 24, 2005 to March 16, 2005, and served as vice- chairman of IDT Spectrum from March 16, 2005 to August 23, 2005. In addition, Mr. Greenberg’s son is employed by DPS Film Roman, an entity that is controlled by IDT.

d.
Howard S. Jonas, Vice-Chairman of the Board of Directors, founded IDT in August 1990 and has served as Chairman of its Board of Directors since that time. Mr. Jonas served as Chief Executive Officer of IDT from December 1991 until July 2001, as President of IDT from December 1991 through September 1996, and as Treasurer from its inception through 2002. Since December 1999, Mr. Jonas has also served as the Chairman of the Board of Directors of IDT Telecom, Inc. and as Chairman and (beginning in 2002) Co-Chairman of the Board of Directors of IDT Media, Inc. Since November 2003, Mr. Jonas has served as a Co-Chairman of the Board of Directors of IDT Entertainment, Inc. Mr. Jonas has also served as Chairman of the Board of Managers of Winstar Holdings, LLC., a subsidiary of IDT. In addition, in the fiscal year ended July 31, 2005, some of the Company’s insurance policies were arranged through a company affiliated with Jonathan Mason, the husband of Joyce J. Mason, the Senior Vice President, General Counsel, Secretary and a director of IDT, the Secretary and a director of the Purchaser and a director of the Company until October 2004 (and the sister of Howard S. Jonas), and Irwin Jonas, the father of Joyce J. Mason and Howard S. Jonas. The aggregate premiums paid by the Company with respect to these policies in the fiscal year ended July 31, 2005 were $1,425,705. These premiums were paid to third parties that in turn shared commissions with respect to these premiums with the affiliated company. The Company also incurred obligations for food related expenses during the fiscal year ended July 31, 2005 of $65,041 to a food service provider owned by Samuel Jonas, the son of Howard S. Jonas, that operates a cafeteria in the building where the Company maintains its headquarters. This business was sold to an unrelated third party at the end of the fiscal year ended July 31, 2005.

e.
Harry McPherson, a non-employee director of the Company, is partner at the law firm DLA Piper Rudnick. In 2001 and 2002, IDT retained this firm in connection with the U.S. government’s consideration of the acquisition of a U.S. company by a foreign entity. This firm also provided litigation legal services to IDT, for which the firm received approximately $176,000 in the aggregate in fees and expenses in the years 2004 and 2005.

f.	Mr. Mellor, a director of the Company serving on the Independent Committee, served as a director of IDT between August 1997 and June 1999.

g.	Mr. Oppenheimer, a director of the Company serving on the Independent Committee, served as a director of IDT from December 2002 to October 2003.

h.
Jonathan Reich, Chief Executive Officer of Net2Phone Global Services, LLC, served as IDT’s Senior Vice President of Advertising, Marketing and Business Development in charge of strategic relationships for both the Company and IDT from June 1997 to December 1998 and IDT’s Director of Advertising from January 1995 to November 1997.

i.
Glenn J. Williams, Executive Vice President of Business and Legal Affairs, General Counsel and Secretary of the Company, served as Associate General Counsel to IDT from December 1998 to September 1999.

2.
Certain directors and executive officers of the Company hold equity interests in IDT. Each of the directors and executive officers of the Company also owns Shares or holds options to purchase Shares. These positions and equity interests present these directors and executive officers with actual or potential conflicts of interest in connection with the Offer and the Merger to the Public Stockholders. See Schedule I hereto for a listing of the shares and vested options to purchase shares held by the directors and executive officers of the Company. The security ownership of the members of the Independent Committee is as follows:

	Company		IDT

Name	Options	Shares	Options	Shares of IDT Stock

James R. Mellor	70,000	5,000	60,000	—
Jesse. P. King	40,000	5,000	—	—
Marc J. Oppenheimer	20,000	5,000	20,000	—

Certain relationships between IDT and the Company

IDT is the Company’s controlling stockholder. As of November 1, 2005, IDT held an aggregate of 40.33% of our outstanding capital stock and 56.37% of our aggregate voting power. The Company also has multiple business relationships with IDT. Payments for products and services relating to transactions between IDT and the Company are made from time to time through an intercompany settlement account. Thus, in the fiscal years ended July 31, 2004 and 2005, the Company billed IDT for products and services of approximately $5.77 million and approximately $6.65 million, respectively, and IDT billed the Company for products and services of approximately $7.25 million and approximately $6.46 million, respectively. As payments are made on a net basis through the intercompany settlement account, the Company made cash payments to IDT of approximately $2.08 million in the fiscal year ended July 31, 2004 and no cash payments to IDT in the fiscal year ended July 31, 2005. IDT made cash payments to the Company of approximately $0.39 million and approximately $0.02 million, respectively. As of July 31, 2004 and 2005, the Company had recorded a current liability due to IDT of approximately $0.97 million and approximately $0.80 million, respectively, relating to the balance of payments in the intercompany account.

1.
On October 29, 2003, the Company entered into a binding memorandum of understanding (“MOU”) with IDT and a subsidiary of IDT that requires the Company to issue 6.9 million shares of Class A Stock to IDT at the time Net2Phone Cable Telephony, LLC, a wholly-owned subsidiary of the Company (“NCT”), executes a definitive telecommunications services agreement and related agreements with IDT. If these 6.9 million shares of Class A Stock were issued, IDT would have controlled 61.34% of our aggregate voting power based on our outstanding stock on November 1, 2005. No definitive agreements related to the MOU have been executed as of November 25, 2005 and, to the knowledge of the Independent Committee, the parties to the MOU last negotiated these arrangements in October 2005. The MOU is set forth as Exhibit (e)(18) and is incorporated by reference herein.

The MOU was approved on October 28, 2003 by a special committee of independent directors formed by the Board of Directors on October 22, 2003 for the specific purpose of reviewing, evaluating and approving or disapproving the MOU. Messrs. Mellor and King, together with two directors no longer serving on the Board of Directors (Mr. Schulman and Stephen Goldsmith), served as members of this special committee.

The MOU states that IDT and NCT will negotiate in good faith towards execution of definitive documentation formalizing the business relationship between IDT and NCT begun on or about March 15, 2003. Under the terms of the arrangements contemplated by the MOU:

•
IDT will provide NCT, subject to the capacity of IDT’s infrastructure, with local and inter-exchange network access, termination, origination and other related services, including sales and marketing assistance;

•
IDT will also allow the Company to co-locate the Company equipment and interconnect to IDT’s network at switching facilities in several U.S. cities and additional points of presence in various countries; and

•
IDT will provide the services provided at its direct incremental costs of providing the services, plus 5%. The Company records costs incurred under the MOU to its direct cost of revenue. IDT charged the Company $0.2 million for services under the MOU in the fiscal year ended July 31, 2005. No charges were incurred in the fiscal year ended July 31, 2004.

The MOU provides that 6.9 million Shares of Class A Stock will be issued to IDT upon execution and delivery of definitive agreements. When issued, the Shares will be held in escrow to secure IDT’s performance obligations under the agreements, and will be released from escrow in equal annual installments over the five year term of the MOU, which began October 29, 2003. Each quarter the Company accounts for its obligation to issue the shares of Class A Stock if the parties enter into to definitive agreements by recording an expense, non-cash services provided by IDT. The expense is calculated by accruing the market value at quarter end of the quarterly pro rata number of shares of Class A Stock that would be annually released from escrow on the anniversary date of the MOU as if definitive agreements had been executed on October 29, 2003. Since definitive agreements have not yet been executed and thus no shares have been issued under the MOU, the Company applies variable accounting treatment to this expense, marking to market all previously accrued expense related to unissued shares to the then current quarter end market price. In the fiscal year ended July 31, 2005, the Company recorded net charges related to the MOU of $1.1 million to non-cash services provided by IDT. The charges relate to 2.4 million Shares that the Company would have issued and released from escrow to IDT on the MOU’s anniversary date for services and benefits provided under the MOU through July 31, 2005. The Company recorded charges of $3.4 million to non-cash services provided by IDT related to the MOU during the fiscal year ended July 31, 2004. The cumulative amount of equity on the Company’s condensed consolidated balance sheets related to the MOU was $4.4 million and $3.4 million as of July 31, 2005 and 2004, respectively. If the Merger were to be consummated and the obligations of the Company under the MOU terminated, the Company would write-off and recognize a corresponding gain to net income of the cumulative amount of equity on the Company’s condensed consolidated balance sheets related to the MOU, less any charges retrospectively agreed to by the parties for services rendered by IDT from October 29, 2003 through the date of the termination of the MOU obligations.

2.
In the fiscal year ended July 31, 2005, 2004 and 2003, the Company provided carrier services to IDT of $6.0 million, $4.9 million and $7.9 million, respectively. In fiscal year ended July 31, 2005, IDT was the Company’s largest carrier customer, representing, together with its affiliates, 51.3 percent of the Company’s carrier revenue and 7.6 percent of the Company’s total revenue. In addition, the Company purchased wholesale carrier services from IDT of $3.7 million, $4.3 million and $9.3 million, respectively. The Company and IDT also jointly purchase long distance minutes from third party vendors from time to time. Purchases and sales of carrier services to, from or with IDT are based on spot pricing on the date of the transaction, and individual transactions are not passed upon by the Independent Committee or any other committee of independent directors of the Board of Directors.

3.
The Company’s corporate headquarters and several other facilities are leased from IDT. During the fiscal year ended July 31, 2005, 2004, and 2003, IDT charged the Company, $1.8 million, $1.8 million and $2.1 million, respectively, in facilities lease fees.

a.
The Company’s headquarters are located at 520 Broad Street, Newark, New Jersey, in the same building as the headquarters of IDT. The Company subleases this office space from IDT pursuant to a Sublease Agreement dated April 12, 2000 by and between the Company and IDT.

The Sublease Agreement expires on May 31, 2010. Under this agreement, the Company initially subleased approximately 75,000 square feet of office space and approximately 15,000 square feet of equipment space and has non-exclusive use of the cafeteria, conference space and health club. In addition, the Company was obligated to sublease an additional 20,000 square feet of office space on June 1, 2001 and an additional 20,000 square of space on June 1, 2002. The Sublease Agreement obligates the Company to pay annual rent in the amount of $25 per square foot sublet, subject to increases based on the consumer price index for urban wage earners and clerical workers, payable monthly. The Sublease Agreement is set forth as Exhibit (e)(19) and is incorporated by reference herein.

According to the Quarterly Report for the quarter ended January 31, 2000 filed with the Commission on Form 10-Q on March 16, 2000, IDT entered into a lease agreement dated November 24, 1999 by and between IDT and 520 Broad Street Associates, L.L.C., providing for the lease of the entire premises located at 520 Broad Street, Newark, New Jersey. This lease agreement deems the square footage of the premises available to rent to be 484,000 square feet and the lease agreement obligates IDT to pay monthly rent of $362,030, subject to increases based on the consumer price index for urban wage earners and clerical workers. The lease agreement at the time of execution therefore appears to provide for annual rent in the amount of $8.98 per square foot leased. The IDT lease agreement is set forth as Exhibit (a)(3) and is incorporated by reference herein.

The terms of the Sublease Agreement have been subsequently amended by oral agreements and through the course of the parties’ conduct over time as the Company’s space requirements declined. As of October 31, 2005, the Company rented approximately 47,401 square feet in the 520 Broad Street facility, and is obligated to make monthly payments of rent of $105,320. The Independent Committee has found no record that the Sublease Agreement or any subsequent modification has been passed upon by the Independent Committee or any other committee of independent directors of the Board of the Directors.

b.
On May 20, 1999, the Company entered into a Co-Location and Facilities Management Services Agreement with IDT. Under this agreement, the Company licensed equipment space consisting of 14 racks in IDT’s Piscataway facility at a cost of $600 per month, per rack. The Co-Location Agreement also provided that IDT will provide the Company, on request, with interconnection and cross-connection, as well as maintenance services, at a per hour labor cost related to providing such services. The Co-location Agreement is set forth as Exhibit (e)(20) hereto and incorporated by reference herein.

The Co-location Agreement was modified by written agreement of the parties on September 4, 2004, including an extension of the term to September 4, 2006. The Amendment to the Co-location Agreement is set forth as Exhibit (e)(21) and is incorporated by reference herein.

As amended, the Company may license equipment space for up to 35 racks. The current monthly rent is $29,520. The Independent Committee has found no record that the Co-location Agreement or any subsequent modification has been passed upon by the Independent Committee or any other committee of independent directors of the Board of the Directors.

c.	The Company also leases rack space for its equipment from IDT in Newark, New Jersey and London, England.

5.
IDT’s treasury function provides investment management services relating to the Company’s portfolio of marketable securities. These services are provided by IDT in accordance with investment policy guidelines approved by the Audit Committee of the Board of Directors, and IDT does not charge the Company for treasury services. On occasion, IDT settles transactions in the Company’s investment securities directly with the Company rather than through a market transaction (thereby, for a sale of securities by the Company, transferring such securities to the IDT portion of the portfolio in exchange for payment to the Company of the book value of the securities plus accumulated interest, or, in the case of a purchase of securities by the Company, transferring such securities to the Company portion of the portfolio in exchange for payment by the Company of the book value of the securities plus accumulated interest). During the fiscal year ended July 31, 2005, no securities purchases or sales were settled directly with IDT. During the fiscal year ended July 31, 2004, $38.5 million in securities purchases and sales were settled directly with IDT, and during the fiscal year ended July 31, 2003, $10.1 million in securities sales were settled directly with IDT.

6.
The Company outsources some of its administrative and support functions to IDT. During the fiscal year ended July 31, 2005, 2004 and 2003, the Company incurred fees totaling $0.7 million, $0.5 million and the $0.1 million, respectively, for all such outsourced services. These administrative functions include, but are not limited to, tax compliance services, legal services, payroll services and internal audit support services.

a.
On August 1, 2003, the Company entered into a Tax Services Agreement with IDT. Under this agreement, IDT provides the Company with tax services, including: (i) providing or helping to provide direct and indirect tax advice, support, and guidance; (ii) assisting the Company with tax matters relating to the import and export of goods; (iii) preparing all tax filings by the Company; (iv) coordinating with the Company’s external auditors in assessing tax related exposures and reserves; and (v) any other services incidental to those above. Pursuant to the agreement, the Company pays IDT a yearly service fee of $120,000 in equal monthly installments in arrears. Additionally, the Company pays IDT for any reasonably incurred costs and expenses incurred in providing the tax services, provided that any such costs which exceed $5,000 requiring pre-approval by the Company. In the fiscal year ended July 31, 2005, the Company was billed by IDT in the amount of $120,000 for tax services.

The Tax Services Agreement was approved by the Independent Committee on June 16, 2004. The Tax Services Agreement is set forth as Exhibit (e)(22) hereto and incorporated by reference herein.

b.
On August 1, 2003, the Company entered into an Internal Audit Services Agreement with IDT. Pursuant to this agreement, IDT provides the Company with internal audit services, including: (i) the provision or arrangement for direct and indirect internal audit services; (ii) assistance with internal audit functions; (iii) a report from IDT’s Senior Vice President of Internal Audit to the Company’s Chief Executive Officer and Audit Committee; (iv) assistance in any other reasonable commercial, corporate or financial request related to or incidental to its audit services; (v) assistance with the preparation of an internal audit report assessing the effectiveness of the Company’s internal controls, alerting the Company of any issues relating to Section 404 of the Sarbanes-Oxley Act; and (vi) all other services parallel to those described in the Internal Audit Charter for IDT. Under the Internal Audit Services Agreement, the fee paid by the Company to IDT is based upon a reasonably derived estimate of the Company’s use of IDT Internal Audit Department personnel adjusted for IDT’s use, if any of Internal Audit Department personnel dedicated and directly paid for by the Company. Subject to the Company’s approval, the fee charges are calculated as a percentage of relevant compensation expense. IDT is also reimbursed for all travel, third party fees or other expenses below $5,000; those expenses exceeding $5,000 to be pre-approved by the Company. In the fiscal year ended July 31, 2005, the Company was billed by IDT in the amount of $95,806 for internal audit services.

The Internal Audit Services Agreement was approved by the Independent Committee on June 16, 2004. The Internal Audit Services Agreement is set forth as Exhibit (e)(23) hereto and incorporated by reference herein.

c.
On January 1, 2004, the Company entered into an Intellectual Property Legal Services Agreement (the “IP Agreement”) with IDT. Pursuant to the IP Agreement, IDT provided the Company intellectual property services. In addition, the Company granted to IDT a right of first refusal to fund the enforcement of a group of patents relating primarily to the establishment of point-to-point communication for a packet-based network (the “NetSpeak Patents”). Under the IP Agreement, the Company paid $25,000 per month to IDT and granted

IDT the right to receive 5% of the net proceeds from any patent and trademark enforcement or licensing not funded by IDT, and 50% of the net proceeds resulting from any enforcement or licensing funded by IDT. Effective April 4, 2005, the Company terminated the IP Agreement by delivering the notice contemplated by the IP Agreement and is either performing internally, or retaining outside counsel or other advisors to provide, the intellectual property services formerly provided by IDT. For more information on the IP Agreement, including a statement by IDT that it has an ongoing economic interest in some or all of the intellectual property that was the subject of the IP Agreement, see the section below entitled “Solicitation/Recommendation—Background to the Transaction—Events Relating to the NetSpeak Patents.”

The IP Agreement was approved by the Independent Committee on March 8, 2004. The IP Agreement is set forth as Exhibit (e)(24) hereto and incorporated by reference herein.

d.
On March 30, 2005, the Company entered into an engagement letter with Outside Counsel Solutions, Inc., which is affiliated with IDT, pursuant to which the Company has the right to retain legal counsel on an hourly basis from time to time to supplement the resources in its internal legal department, as it deems appropriate. Outside Counsel Services invoices the Company at a negotiated per hour rate for designated personnel, with charges for additional legal personnel based on the cost of providing such personnel, plus an additional 17% relating to overhead costs. In the fiscal year ended July 31, 2005, the Company paid Outside Counsel Solutions $15,666 for legal services.

Outside Counsel Services also performed services for IDT in connection with the Offer, including participation in negotiations with the Independent Committee.

The agreement with Outside Counsel Solutions was approved by the Independent Committee on April 1, 2005. This agreement is set forth as Exhibit (e)(25) hereto and incorporated by reference herein.

e.
The Company also relies on IDT for other administrative and support functions, including purchasing and payroll services, through several formal and informal arrangements. None of these arrangements has been passed upon by the Independent Committee or any other committee of independent directors of the Board of the Directors.

7.
In January 2002, Ilan Slasky tendered his resignation from his position as chief financial officer of the Company. In connection with the termination of his employment, Mr. Slasky sold 500 shares of stock in ADIR Corporation, a subsidiary of the Company, to IDT. On January 25, 2002, the Company entered into a Stock Purchase Agreement with IDT to acquire the ADIR shares from IDT in exchange for 273,798 Shares. The closing price of the Shares on January 24, 2005, the day immediately prior to the sale of ADIR shares to IDT, was $5.20 per Share. As part of the Stock Purchase Agreement, the Company agreed to pay to IDT on January 31, 2007 the excess of $1,423,750, less the fair market value of the Shares on such date. In addition, the Stock Purchase Agreement provided that the amount the Company was obligated to pay would be reduced by, in each case over the period between January 25, 2002 and January 31, 2007, the highest of (a) the average of the 10 highest closing sales prices of the Shares as quoted on NASDAQ for all such dates as the 273,798 Shares shall be saleable as registered shares, pursuant to Rule 144 or otherwise, (b) the aggregate value of all consideration paid or payable to IDT with respect to sales of the 273,798 Shares, or (c) the consideration offered to IDT for the 273,798 Shares by a bona fide purchaser. The Stock Purchase Agreement is set forth as Exhibit (e)(26) hereto, and incorporated by reference herein.

8.
The Company entered into several agreements with IDT on May 7, 1999 in anticipation of the Company’s initial public offering. Prior to the execution of these agreements with IDT, none of the services had been provided to the Company pursuant to any written agreement. These agreements addressed the services received by the Company from IDT and provided to IDT by the Company at the time of the initial public offering, including administration (accounting, human resources, legal), customer support, telecommunications and joint marketing. Although the scope of services provided to and by IDT has changed since the execution of these agreements, these agreements have not been specifically terminated or formally amended by either IDT or the Company, although certain aspects of these agreements may have been superseded by agreements between IDT and the Company after May 7, 1999. The Independent Committee has found no record that these agreements or any subsequent modification has been passed upon by the Independent Committee or any other committee of independent directors of the Board of the Directors.

Each of these contacts is set forth as an Exhibit hereto and incorporated by reference herein, with the Assignment Agreement set forth as Exhibit (e)(27), the IDT Services Agreement as Exhibit (e)(28), the Net2Phone Services Agreement as Exhibit (e)(29), the Tax Sharing and Indemnification Agreement as Exhibit (e)(30), the Joint Marketing Agreement as Exhibit (e)(31), the Internet/Telecommunications Agreement as Exhibit (e)(32) and the Separation Agreement as Exhibit (e)(33).

9.
On occasion, the Company provides administrative, technical development and support services to IDT through several formal and informal arrangements, based on IDT’s need for such services. During the fiscal years ended July 31, 2005, 2004 and 2003, the Company charged IDT reimbursement fees for project support services totaling $0.7 million, $0.3 million and $0.2 million, respectively. The Independent Committee has found no record that any of these arrangements have been passed upon by the Independent Committee or any other committee of independent directors of the Board of the Directors.

10.
During the second quarter of the fiscal year ended July 31, 2004, the Company executed an agreement with Union Telecard Alliance, LLC (“UTA”), a subsidiary of IDT, which ended UTA’s distribution of the Company’s disposable calling cards effective December 31, 2003, and provided for an orderly wind-down over a two-year period of the Company’s disposable calling card business. This resulted in exit costs of $0.4 million to compensate UTA for estimated obligations associated with the Company’s disposable calling cards then in the marketplace. These exit costs were recorded by the Company in restructuring, severance, impairment and other items during the second quarter of the fiscal year ended July 31, 2004. Pursuant to the terms of the Company’s agreement with UTA, the parties will settle the aforementioned obligations over a two-year period ending December 31, 2005, through monthly reconciliations of on-going wind-down activities, with final settlement to be completed by February 15, 2006. No sales of disposable calling cards to IDT affiliates were recorded during the fiscal year ended July 31, 2005, sales of such cards to IDT affiliates in the fiscal year ended July 31, 2004 were nominal, and sales of such cards to IDT affiliates in the fiscal year ended July 31, 2003 amounted to $6.4 million.

The agreement with UTA was considered by the Independent Committee on June 16, 2004, but no action was taken. The Independent Committee has not considered the agreement with UTA since this date. The agreement with UTA is set forth as Exhibit (e)(34) hereto and incorporated by reference herein.

11.
Ernst & Young LLP provides auditing and accounting services for the Company and for IDT. The Company paid total fees to Ernst & Young LLP of $1,341,305 and $616,950 in the fiscal years ended July 31, 2005 and 2004, respectively. According to the Proxy Statement filed by IDT on November 1, 2005, IDT paid total fees to Ernst & Young LLP of $5,242,471 and $2,391,912 in the fiscal years ended July 31, 2005 and 2004, respectively.

Certain Arrangements Between the Company and Other Affiliates

Beginning in 2001, Liberty Media Corporation had been a strategic investor in the Company. As reported in a Schedule 13D/A filed by IDT and related reporting persons, on March 8, 2005, IDT purchased all of Liberty Media Corporation’s direct and indirect interests in Net2Phone. Consequently, Liberty Media Corporation no longer beneficially owns any of the Company’s outstanding stock, but continues to maintain business relationships with the Company through its participation on the Company’s Cable Advisory Board. Previously, on October 22, 2003, one of the Company’s wholly owned subsidiaries, Net2Phone Cable Telephony, LLC and Liberty Cablevision of Puerto Rico, Inc., then an affiliate of Liberty Media Corporation, executed a Cable Telephony Production Agreement. According to the terms of this agreement, Net2Phone Cable Telephony provides cable telephony services to Liberty Cablevision of Puerto Rico’s customers, and Net2Phone Cable Telephony acts as Liberty Cablevision of Puerto Rico’s agent in requisitioning, configuring, staging and installing all infrastructure and technology components that facilitate these telecommunication services. During the fiscal years ended July 31, 2005 and 2004, the Company recorded $1.8 million and $1.5 million, respectively, in revenue from Liberty Cablevision of Puerto Rico. The fiscal year ended July 31, 2004 includes revenue of $1.3 million from infrastructure and related technology components installed during the fiscal year that were necessary for Liberty Cablevision of Puerto Rico to broadly distribute the Company’s services. As of July 31, 2005 and 2004, the Company had receivables from this agreement of $1.0 million and $0.5 million, respectively, and had deferred revenue from this agreement of $1.2 million and $0.7 million, respectively.

Item 4. The Solicitation or Recommendation.

Solicitation or Recommendation

As a result of the conflict of interest due to current or past affiliations between the members of the Board of Directors and IDT, the Board of Directors delegated to the Independent Committee the authority to review, consider and make a recommendation regarding the Offer to the Public Stockholders.

At a meeting held on November 23, 2005, the Independent Committee determined, after careful consideration, including a thorough review of the Offer with the Independent Committee’s financial and legal advisors, that it is not making a recommendation, is expressing no opinion and is remaining neutral with respect to the Offer. The Independent Committee has made no determination whether the Offer is fair to and in the best interests of the Public Stockholders, and is making no recommendation regarding whether Public Stockholders should accept the Offer and tender their Shares. Consequently, the Independent Committee advises each Public Stockholder to make its own decision regarding the Offer based on all of the available information, including the background of the Offer and the factors considered by the Independent Committee as described below.

A press release communicating the Independent Committee’s recommendation is filed as Exhibit (a)(4) and is incorporated by reference herein.

Although the Independent Committee has decided to remain neutral and make no recommendation with respect to the Offer, the members of the Board of Directors or Independent Committee, in their capacity as stockholders of the Company, and not as members of the Independent Committee, have determined that they will not tender any Shares they own pursuant to the Offer.

Background of the Offer

Events Relating to the Offer

On July 29, 1999, the Company completed its initial public offering with the sale of 5.4 million Shares at a price of $15.00 per Share. Prior to the Company’s initial public offering, it had conducted business as a subsidiary of IDT. On November 30, 1999, the Company completed a follow-on public offering of 6.3 million Shares at a price of $55.00 per Share.

On November 19, 2003, the Company completed a private offering of 2.5 million Shares to Liberty Media Corporation and IDT and a public offering of 10.5 million Shares, both at a price of $4.50 per Share.

On February 17, 2004, the Board formed the Independent Committee to review, evaluate and approve or disapprove of agreements and material issues that may arise from time to time between IDT and the Company, and if appropriate, to take action on behalf of the Board of Directors. At the time of its formation, four of the Company’s directors served on the Independent Committee—Mr. Daniel Schulman, as Chairman, and Messrs. King, Mellor and Oppenheimer. On October 12, 2004, the Board made the Independent Committee a standing committee charged with reviewing and approving all related party transactions. The Independent Committee currently consists of three directors, Messrs. Mellor, King and Oppenheimer, each of whom is an independent director as defined by the Nasdaq Marketplace Rules. The Independent Committee operates under a written charter approved by the Board of Directors on October 12, 2004. The Charter of the Independent Committee is set forth as Exhibit (e)(2) hereto and is incorporated by reference herein.

On September 23, 2004, following the close of trading in the U.S. markets, the Company issued a press release announcing changes in corporate management and to the composition of the Board of Directors. On

October 23, 2004, these changes became effective. As part of these changes, Stephen Greenberg resigned from his position as Chief Executive Officer of the Company and assumed the role of Chairman of the Board of Directors from Howard Jonas, who in turn assumed the role of Vice-Chairman of the Board of Directors. Concurrently with Mr. Greenberg’s resignation, Liore Alroy was appointed Chief Executive Officer. The closing price per Share on the Nasdaq National Market was $3.85 on September 23, 2004 and $3.46 on September 24, 2004.

On or about November 15, 2004, Mr. Alroy met with members of IDT’s management, including Messrs. Jonas, Courter and Greenberg, as well as Ira Greenstein, president of IDT, Ely Tendler, chief legal officer of IDT, and Morris Smith, strategic financial advisor to IDT. At this meeting, the Company gave a presentation regarding the state of the Company, comparing the actual operating results of the Company to the forecasted results over the same period, analyzing the profit and cost centers of the business and identifying possible initiatives to improve cash flow. During these discussions, the parties discussed the potential for the Company’s involvement in a going private transaction.

On December 7, 2004, following the close of trading in the U.S. markets, the Company announced results for the fiscal quarter ended October 31, 2004. The closing price per Share was $3.75 on December 7, 2004 and $3.26 on December 8, 2004.

According to the Schedule TO, in the first calendar quarter of 2005, IDT preliminarily proposed a combination of Net2Phone and IDT Telecom, Inc., IDT’s telecommunication subsidiary, into a new, publicly traded entity, and IDT management had preliminary discussions in this regard with certain Net2Phone personnel. According to the Schedule TO, IDT determined not to pursue such a combination.

On or about February 23, 2005, Mr. Alroy and other members of the Company’s management gave a presentation regarding NCT to members of IDT’s management, including Messrs. Jonas, Courter, Tendler and Smith. As part of this presentation, the Company forecasted operational performance of the NCT division for the remaining portion of the fiscal year ending July 31, 2005 until the fiscal year ending July 31, 2012. The presentation indicated that the Company’s management expected the NCT division to generate positive operating cash flow in the fiscal year ending July 31, 2007 and thereafter.

On March 9, 2005, following the close of trading in the U.S. markets, the Company announced preliminary results for the fiscal quarter ended January 31, 2005. In the same press release, the Company announced its identification of two deficiencies in its internal financial controls. The closing price per Share was $2.49 on March 9, 2005 and $2.08 on March 10, 2005.

On March 14, 2005, the Company announced that it would not be able to file with the Commission its quarterly report on Form 10-Q for the quarter ended January 31, 2005 within the time period required by the Commission because the Company had recently identified deficiencies in its internal financial controls, some of which might impact the financial information required to be disclosed in that report. The closing price per Share was $1.92 on March 14, 2005 and $1.78 on March 15, 2005. The Company filed its quarterly report Form 10-Q with the Commission on March 21, 2005.

On March 17, 2005, the Board of Directors met telephonically and in person with Glenn Williams, general counsel of the Company, Arthur Dubroff, chief financial officer of the Company, Jefferies & Co. and Kirkland & Ellis, LLP (“Kirkland & Ellis”). The Board of Directors noted the previous discussions regarding the possibility of a transaction with IDT, as well as the belief of the directors that it would be appropriate that the Independent Committee represent the rights and interests of the Public Stockholders. Therefore, the Board of Directors authorized and instructed the Independent Committee to review, consider and negotiate the terms of a transaction with IDT and, on behalf of the Board of Directors, to determine conclusively whether the Board should recommend any proposed transaction to the Public Stockholders.

On the same day, the Independent Committee held its organizational meeting and, together with Mr. Williams, discussed potential financial advisory firms and law firms to represent the Independent Committee.

On March 18, 2005, the Independent Committee met with Mr. Williams and conducted interviews with representatives of two law firms, including Kirkland & Ellis. After interviewing each firm and discussing their experience and qualifications, the Independent Committee decided to retain Kirkland & Ellis as legal advisor to the Independent Committee.

In late March, in an informal conversation, Mr. Alroy asked Mr. Oppenheimer whether he believed the Independent Committee would recommend a transaction with IDT at an offer price of $2.20 per Share. Mr. Oppenheimer undertook to raise Mr. Alroy’s inquiry with the Independent Committee, and did so.

On March 31, 2005, the Independent Committee held a meeting in New York with Kirkland & Ellis to conduct interviews with, and consider the qualifications of, five financial advisory firms, including The Blackstone Group L.P. (“Blackstone”). The Independent Committee, after discussing with Kirkland & Ellis the factors that independent committees should consider in selecting a financial advisor, met separately with each of the five financial advisory firms. On April 1, 2005, the Independent Committee met again with Kirkland & Ellis to consider the qualifications of the financial advisory firms.

On April 5, 2005, the Independent Committee met with Kirkland & Ellis and decided to retain Blackstone as the financial advisor to the Independent Committee, subject to the negotiation of a suitable engagement letter. On April 13, 2005, the Independent Committee held a meeting at which Kirkland & Ellis was present. At the meeting, the Independent Committee discussed specific terms of an engagement letter proposed by Blackstone. Following this meeting, on April 15, 2005, after negotiations between Kirkland & Ellis, on behalf of the Independent Committee, and Blackstone regarding the terms of the Blackstone engagement, the Independent Committee retained Blackstone as financial advisor to the Independent Committee.

On April 20, 2005, Kirkland & Ellis and Blackstone delivered a due diligence request to the Company. The due diligence request related to, among other things, the fiscal year 2005 business plan and financial projections extending three to five years, including income statement data, capital expenditures, working capital balances and other financial and operational measures. Through the remaining portion of April and May, Kirkland & Ellis and Blackstone conducted a due diligence review with respect to the accounting, benefits, tax, regulatory, real estate, environmental, intellectual property, litigation and insurance aspects of the Company, including meetings with the Company’s senior management, to assess the Company’s business, operations, strategy and prospects. A more detailed description of the due diligence activities of the Independent Committee and its advisors is set forth below under “—Events Relating to the Performance of Due Diligence.”

On April 22 and April 27, 2005, the Independent Committee met with Kirkland & Ellis and Blackstone to discuss the role and fiduciary duties of independent committees in business transactions involving a controlling shareholder. During these meetings, Kirkland & Ellis discussed the powers delegated to the Independent Committee by the Board of Directors and the possible forms that a business combination transaction with IDT might take. The Independent Committee concluded each meeting with a general discussion regarding the due diligence activities of its advisors and instructed its advisors to pursue such activities as expeditiously as practicable.

On May 13, 2005, the Independent Committee held a meeting with Kirkland & Ellis, Blackstone and Mr. Williams of the Company. Mr. Williams reported on an arrangement proposed by IDT regarding the NetSpeak Patents (as further discussed below under “—Events Relating to the NetSpeak Patents”). Mr. Williams departed the meeting, and the Independent Committee then met with Blackstone, which reported on its initial diligence activities. The Independent Committee, with the advice of Blackstone, reviewed the operating performance and its business prospects of NGS, NCT and the Company.

On June 3, 2005, the Independent Committee met again with Kirkland & Ellis and Blackstone to review the status of due diligence regarding the Company. Thereafter, the Independent Committee, with the advice of Blackstone, considered the Company, its operating performance and business prospects, and then discussed a range of tentative valuations of the Company.

On June 6, 2005, following the close of trading in the U.S. markets, the Company announced results for the fiscal quarter ended April 30, 2005. The closing price per Share was $1.79 on June 6, 2005, and $1.55, on June 7, 2005.

On June 27, 2005, the intraday trading price of the Shares reached a historic low of $1.37 per Share.

On June 28, 2005, the Independent Committee met with Kirkland & Ellis and Blackstone to discuss the valuation of the Company. Blackstone reported on its efforts to estimate the value of the Company, noting in particular the difficulty in providing a valuation of the Company without receiving a considered forecast of the Company’s operational performance prepared by the Company’s management. The Independent Committee then engaged in a lengthy discussion of Blackstone’s analyses and preliminary conclusions as to a valuation of the Company that could be used in negotiating with IDT. After this discussion, the Independent Committee determined that Mr. Mellor should approach IDT, on behalf of the Independent Committee, to begin preliminary negotiations regarding the valuation of the Company.

Later that day, Mr. Mellor placed a telephone call to Mr. Courter of IDT and left a message requesting a return call. A few hours later, and before Mr. Mellor received a return call, IDT issued a press release announcing its intention to offer to purchase all outstanding Shares of the Company it did not already own for a price of $1.70 per Share in cash. This press release is set forth as Exhibit (a)(5) hereto, and is incorporated by reference herein. On that same day, Ira A. Greenstein, president of IDT, sent the following letter to the Board of Directors:

“Gentlemen:

We are pleased to inform you that the Board of Directors of IDT Corporation has approved an offer to acquire all of the outstanding shares of common stock of Net2Phone, Inc. that is does not presently own. In the offer, IDT will pay $1.70 in cash, without interest, for each outstanding share of common stock of Net2Phone. Based on the closing price of Net2Phone common stock on June 28, 2005, this represents a 21% premium over the current value of the Net2Phone common stock.

The offer will be subject to the non-waivable condition that the offer be accepted by holders of a majority of the outstanding shares of common stock not owned by IDT or its affiliates and the waivable condition that IDT own at least 90% of the outstanding shares of common stock following consummation of the offer. Also, as promptly as practicable following the consummation of the offer, IDT will effect a merger of Net2Phone with a subsidiary of IDT in which all remaining holders of Net2Phone common stock would receive the same consideration for their shares as the holders who tendered their shares received in the offer. The offer also will be subject to other terms and conditions that will be set forth in the tender offer materials to be distributed to Net2Phone stockholders.

IDT urges the Board of Directors of Net2Phone and the Special Committee of the Board already impaneled and its advisors to promptly commence review and consideration of the offer, so that the Special Committee will be positioned to make and informed recommendation to holders of Net2Phone common stock.

IDT anticipates that the offer will be formally commenced after the Special Committee and its advisors have had an opportunity to review and consider the offer.

Very truly yours,

/s/ Ira A. Greenstein

Ira A. Greenstein President, IDT Corporation”

In the days following the announcement of IDT’s offer, a number of actions seeking to enjoin the offer were filed by certain individuals purporting to be Net2Phone stockholders in Delaware Chancery Court and New Jersey Superior Court, as described below under “—Certain Litigation.”

On June 29, 2005, the Independent Committee met telephonically with Kirkland & Ellis and Blackstone to consider the Independent Committee’s response to Mr. Greenstein’s letter. The Independent Committee also discussed retaining an independent valuation firm to value the NetSpeak Patents, as described in the section below entitled “—Events Relating to the NetSpeak Patents.” The Independent Committee then discussed preliminary views as to the acceptability of the Offer to the Independent Committee on behalf of the Public Stockholders. As a result of that discussion, following the meeting, the Independent Committee requested that the Company issue a press release stating that the Independent Committee intended to carefully review the IDT proposal and would respond to the proposal following completion of its review. This press release is set forth as Exhibit (a)(6) hereto, and is incorporated by reference herein.

On July 6, 2005, the Independent Committee met with Kirkland & Ellis to review several complaints filed against the Company, IDT and the members of the Board of Directors following IDT’s offer. Thereafter, the Independent Committee, with the advice of Kirkland & Ellis and Blackstone, discussed the appropriate response of the Independent Committee to IDT’s potential offer and authorized Kirkland & Ellis to deliver the following letter to Mr. Greenstein of IDT:

“Dear Mr. Greenstein:

I have been authorized by the committee of independent directors of Net2Phone, Inc. (the “Independent Committee”) to respond on behalf of that committee to the letter sent by you, on behalf of IDT, stating that the Board of Directors of IDT has approved an offer (the “Proposed Offer”) to purchase all outstanding shares of common stock of Net2Phone now owned by IDT or its affiliates, at a price of $1.70 per share.

The Independent Committee, after reviewing the Proposed Offer, has concluded that the Proposed Offer is not acceptable. Please be advised that the Independent Committee invites you and other representatives of IDT to meet with the Committee and its advisors to discuss this situation.

The Committee is in the process of retaining an impartial valuation firm to assess the value of the Net2Phone intellectual property.

Also, please advise the Independent Committee whether IDT would be willing to sell its shares in Net2Phone to a third party, if that third party were willing to acquire all of Net2Phone.

Regards,

/s/ Stephen Fraidin

Stephen Fraidin”

On the following day, Abbe Dienstag of Kramer Levin Naftalis & Frankel LLP (“Kramer Levin”), legal counsel to IDT, at the request and on behalf of IDT, delivered a letter to Kirkland & Ellis, indicating that IDT was prepared to meet with the Independent Committee and requesting a time when such meeting could be convened. Kramer Levin also advised the Independent Committee that IDT was not interested in selling its Shares to a third party.

On July 13, 2005, the Independent Committee met with Kirkland & Ellis and Blackstone. After considering Kirkland & Ellis’ report on conversations with Kramer Levin, the Independent Committee discussed the agenda for the upcoming meeting with IDT, as well as the litigation referred to above.

On July 18, 2005, the Independent Committee, with Kirkland & Ellis and Blackstone, met with IDT and Kramer Levin in New York. At the meeting, the Independent Committee listened to a presentation by Mr. Smith, in which he presented IDT’s views on the valuation of the Company, not including the NetSpeak Patents. Mr. Smith concluded that his analysis of the Company resulted in a valuation of $0.64 to $1.41 per Share. In the ensuing discussion, Blackstone and the Independent Committee raised several deficiencies that they perceived with Mr. Smith’s analysis, and Blackstone said it would present its more complete views upon completion of further due diligence and input from an intellectual property valuation firm being engaged by the Independent Committee.

Following the meeting with IDT on July 18, 2005 and on July 22, 2005, the Independent Committee held meetings with its advisors to discuss IDT’s valuation and related matters. At the July 22 meeting, the Independent Committee asked Mr. Fraidin to request certain information from IDT by letter. For more information about these meetings and about the July 18 meeting with IDT and Kramer Levin, please see the discussion below under “—Events Relating to the NetSpeak Patents.”

On August 3, 2005, on behalf of the Independent Committee, Mr. Fraidin and Andrew Nagel of Kirkland & Ellis met with Mr. Dienstag and Alan Friedman of Kramer Levin at the New York offices of Kramer Levin to discuss various aspects of the proposed transaction and the discussions to date. During this meeting, Mr. Dienstag said that IDT might launch a tender offer for the Publicly Held Shares prior to the completion by the Independent Committee of its diligence efforts, and inquired as to whether he was correct in assuming that the Independent Committee would not take a position with respect to such an offer. Mr. Fraidin responded that Mr. Dienstag’s assumption was not necessarily correct.

On August 5, 2005 and August 18, 2005, the Independent Committee met with its advisors regarding the NetSpeak Patents and the ongoing due diligence efforts by the Independent Committee’s advisors, as further described below.

On August 11, 2005, IDT delivered materials responsive to the letter delivered by Mr. Fraidin of Kirkland & Ellis to Mr. Dienstag of Kramer Levin on July 20, 2005 that requested any reports, opinions or appraisals of the Company in IDT’s possession. Included in these materials was a valuation report dated June 30, 2005, opining as to the fair values of the intangible assets of the Company prepared by Empire Valuation Consultants, LLC, an independent consulting firm specializing in going concern and intangible asset valuations. The report, which valued the Company as of December 15, 2004, arrived at an equity value for the Company of $215.88 million through a sum-of-the-parts analysis that included discounted cash flow analyses using a weighted average cost of capital of 27.0%. As of December 3, 2004, the Company had outstanding 47,384,766 Shares and 28,911,750 Class A Shares. Using this number of shares outstanding, the Empire Valuation analysis implied a valuation of $2.83 per Share as of December 15, 2004.

On September 6, 2005, IDT publicly announced that it intended to change its proposed offer to purchase the Publicly Held Shares from $1.70 in cash to $1.70 in IDT’s Class B common stock (the “IDT Stock”), based on the average closing price of the IDT Stock on the New York Stock Exchange for the week ended September 2, 2005 of $13.25. The consideration as proposed by IDT resulted in an exchange ratio of 0.1283 shares of IDT Stock for each Share. IDT’s press release is set forth as Exhibit (a)(7) hereto, and is incorporated herein by reference.

On the same day, Mr. Greenstein, on behalf of IDT, also delivered the following letter to the Board of Directors, informing it of the modification to the terms of the offer:

“Gentlemen:

On June 28, 2005, we wrote you and publicly disclosed that the Board of Directors of IDT Corporation had approved an offer to acquire all of the outstanding shares of common stock of Net2Phone, Inc. that it does not presently own for $1.70 in cash. This price represented a 21% premium over the current value of the Net2Phone common stock immediately prior to the original disclosure of the offer.

Please be advised that the IDT Board has determined to change the form of consideration of the offer from cash to shares of IDT’s class B common stock. Net2Phone stockholders will receive in the offer $1.70 in value of IDT shares for each share of Net2Phone common stock, based upon last week’s average closing price of the IDT class B stock on the New York Stock Exchange of $13.25 per share. This is equivalent to a ratio of 0.1283 IDT shares for each share of Net2Phone. Cash will be paid in lieu of fractional shares.

We believe that the change in the form of consideration, while preserving the value of the offer, will be attractive to investors. It will allow Net2Phone stockholders to participate in the ownership of a larger and more diversified enterprise and to benefit along with IDT’s existing stockholders from the future performance of the two companies operating as a single entity.

The other terms of the offer remain the same. The offer will be subject to the non-waivable condition that the offer be accepted by holders of a majority of the outstanding shares of common stock not owned by IDT or its affiliates and the waivable condition that IDT own at least 90% of the outstanding shares of common stock following consummation of the offer. Also, as promptly as practicable following the consummation of the offer, IDT will effect a merger of Net2Phone with a subsidiary of IDT in which all remaining holders of Net2Phone common stock would receive the same consideration for their shares as the holders who tendered their shares received in the offer. The offer also will be subject to other terms and conditions that will be set forth in the tender offer materials to be distributed to Net2Phone stockholders.

IDT urges the Special Committee of the Board of the Board of Directors of Net2Phone to promptly complete its review and consideration of the offer, which has taken considerably longer than we had originally anticipated. IDT is prepared to expeditiously furnish the Special Committee and its advisors with the materials that may be required to evaluate the change in consideration.

Very truly yours,

/s/ Ira A. Greenstein

Ira A. Greenstein President, IDT Corporation”

On September 6, 2005, the Independent Committee held a meeting with Kirkland & Ellis, Blackstone and CRA International, the independent patent valuation firm engaged by the Independent Committee (“CRA”). After additional discussions described in more detail below in the section “—Events Relating to the NetSpeak Patents” and CRA’s departure from the meeting, the Independent Committee considered the revised offer from IDT. After extensive discussion of the terms of the revised offer, the Independent Committee authorized Mr. Fraidin of Kirkland and Ellis to respond. On September 12, 2005, Mr. Fraidin responded on behalf of the Independent Committee with the following letter:

“Dear Mr. Greenstein:

I have been authorized by the committee of independent directors of Net2Phone, Inc. (the “Committee”) to respond on behalf of the Committee to the letter dated September 7, 2005 sent by you, on behalf of IDT, to the Board of Directors of Net2Phone, stating that the Board of Directors of IDT has determined to change the form of consideration of IDT’s proposed offer (the “Proposed Offer”) to purchase all outstanding shares of common stock of Net2Phone not owned by IDT or its affiliates. As stated in your letter, Net2Phone stockholders would be offered 0.1283 shares of IDT class B common stock for each share of Net2Phone common stock. You assert in the letter that such exchange ratio represents $1.70 per Net2Phone share, based upon average closing price of IDT class B common stock on the New York Stock Exchange for the week ended September 2, 2005. Based upon the average closing price for the week ended September 9, 2005, the exchange ratio represents a value of $1.66 per share. We note that the Committee has previously advised you that your all-cash offer at a price of $1.70 per share was not acceptable.

The Committee welcomes your statement that IDT is prepared to expeditiously furnish the Committee and its advisors with the materials that may be required to evaluate the Proposed Offer. We will promptly follow-up with you and your counsel to request such information.

We would anticipate being in a position to engage in discussions with you in the near future.

Regards,

/s/ Stephen Fraidin

Stephen Fraidin”

On September 16, 2005, at the invitation of the Independent Committee’s advisors, IDT and Kramer Levin met with the Independent Committee’s advisors at the offices of Kirkland & Ellis in New York. At this meeting, the advisors to the Independent Committee presented their views on the valuation of the Company and reported informally on the reactions of the Independent Committee to IDT’s revised offer of $1.70 per Share in IDT Stock. Blackstone discussed in detail its preliminary valuation based on its assessment of the value of the Company’s cash, ongoing business operations, net operating losses and a control premium. Kirkland & Ellis summarized a preliminary report regarding the value of the intellectual property of the Company, as discussed further below under “—Events Relating to the NetSpeak Patents.” Blackstone and Kirkland & Ellis concluded the presentation by reiterating that the Independent Committee found the offer of

0.1283 per share of IDT Stock for each Share to be unacceptable, and that an increased offer price would be required for approval of the transaction by the Independent Committee. In response, IDT questioned various aspects of the valuation presented by Blackstone, and the parties inconclusively discussed these issues at length.

On September 20, 2005 and September 26, 2005, the Independent Committee met again with Kirkland & Ellis and Blackstone. At each of these meetings, the Independent Committee reviewed reports from Kirkland & Ellis and Blackstone regarding the September 16, 2005 discussions held with IDT, and subsequent conversations with Kramer Levin, regarding the proposed offer.

On October 6, 2005, following the close of trading in the U.S. markets, the Company announced results for the fiscal quarter ended July 31, 2005. The closing price per Share on October 6, 2005 was $1.71, and on October 7, 2005 was $1.75.

On October 11, 2005, the Independent Committee’s advisors met with IDT and Kramer Levin at the offices of Kirkland & Ellis in New York, with certain technical personnel of both the Company and IDT participating in part of the meeting by telephone. At this meeting, Mr. Smith of IDT then reviewed the operating results of the Company reported on October 6, 2005. Based on these results, as well as projections prepared by the Company and delivered to IDT on or around February 23, 2005, Mr. Smith concluded that the Shares should be valued between $0.56 to $1.06 per Share. Following an analysis provided by Blackstone as to various perceived deficiencies in the presented valuation, Mr. Greenstein stated that IDT would be willing to increase the value of IDT Shares to be exchanged for each Share to $1.80 per Share based on the previously announced reference price of $13.25 per share of IDT Stock. The closing price of the IDT Stock on October 11, 2005 was $12.25 per share.

On October 12, 2005, the Independent Committee met with Kirkland & Ellis and Blackstone to consider the proposed increase in consideration offered by IDT to $1.80 per Share in IDT Stock. In particular, the Independent Committee focused on Blackstone’s valuation of the Company, noting that IDT’s revised exchange ratio of 0.13585 would result in a value per Share of $1.66, rather than the stated value of $1.80, based on the closing price of the IDT Stock on October 11, 2005.

Later that same day, at the request of IDT, the Independent Committee and its advisors participated in a telephone call with IDT and Kramer Levin. As noted in the Schedule TO, at this meeting IDT confirmed its proposal to increase the consideration offered to $1.80 per Share in IDT Stock. Following a discussion regarding the possibility of IDT’s further increasing its offer in order to bring the offer into a range acceptable to the Independent Committee and Blackstone and to settle pending shareholder litigation concerning the offer, IDT suggested that it might raise its offer to the $2.00 range with the consideration to be in IDT Stock. IDT added that the offer would be predicated on the same valuation of IDT stock provided in IDT’s September 6, 2005 letter and press release.

Later that same day, the Independent Committee met again with its advisors to discuss the meeting with IDT and to authorize Kirkland & Ellis and Blackstone to conduct a diligence review of IDT.

On October 17, 2005, Kirkland & Ellis delivered to Kramer Levin a written request for diligence materials relating to IDT, and Kramer Levin requested that the Independent Committee on behalf of the Company execute a confidentiality agreement. That same day, on behalf of IDT, Kramer Levin delivered to Blackstone a valuation analysis of the IDT Stock prepared by Mr. Smith that concluded that $20.72 represented the fair value per share of IDT Stock. The closing value of the IDT Stock on October 17, 2005 was $12.06 per share.

During the following week, Kramer Levin and Kirkland & Ellis discussed the due diligence process and the confidentiality obligations requested by IDT in connection with its disclosing sensitive information. On October 25, 2005, Kramer Levin informed Kirkland & Ellis by voicemail that IDT could be more flexible in increasing the exchange ratio of IDT Stock per Share if the Independent Committee would be amenable to valuing the IDT Stock at a premium over the market price per share. Based on the valuation delivered by Mr. Smith to Blackstone, IDT believed the fair value per share of IDT Stock to be approximately $20. Kramer Levin indicated that if the Independent Committee was not amenable to valuing the IDT Stock above the market value, IDT would amend the terms of its proposed offer from an exchange offer to a cash tender offer and the due diligence process as it related to IDT would be terminated.

On October 28, 2005, the Independent Committee held a meeting with Kirkland & Ellis and Blackstone. Following a summary of the discussions with Kramer Levin and the advice of Blackstone, the Independent Committee determined that market practice argued strongly for valuing IDT Stock to be received in exchange for Shares based on its market value. Accordingly, the Independent Committee concluded that IDT’s request that the IDT Stock be valued at a premium should be rejected. The Independent Committee also discussed Blackstone’s expected ability to opine as to the fairness, from a financial point of view, to the Public Stockholders of various hypothetical offer prices.

On October 31, 2005, Kirkland & Ellis informed Kramer Levin that the Independent Committee intended to value the IDT Stock at the market price on the date IDT commenced a tender offer. Kramer Levin responded that IDT therefore intended to offer cash, rather than IDT Stock. In the following discussion regarding the cash price of an offer that might be acceptable to the Independent Committee, Kirkland & Ellis informed Kramer Levin that Blackstone would likely be willing to opine that an offer price of $2.25 would be fair, from a financial point of view, to the Public Stockholders. In response, Mr. Dienstag of Kramer Levin indicated his personal belief that IDT would not be willing to consider an offer price of $2.25 per Share, but that IDT might consider an offer price above $2.00 per Share, provided that the Independent Committee shared with IDT the September 2005 management projections that had been provided to the Independent Committee.

On November 2, 2005, the Independent Committee, together with its legal and financial advisors, met with Herbert Denton, L.G. Schafran and Randy Connally of Providence Capital Inc., an investment firm specializing in shareholder matters, and Professor Charles M. Elson of the University of Delaware and Holland & Knight LLP. Mr. Denton, together with Messrs. Schafran and Connally and Professor Elson, discussed the quality of corporate governance of IDT, highlighting in particular actual or potential conflicts of interest between the Public Stockholders of IDT and IDT’s management and board of directors, as well as certain civil allegations and governmental investigations facing IDT. Mr. Denton discussed whether accepting shares of IDT stock as consideration in a transaction with IDT would be advisable, and suggested various measures he believed would make accepting shares of IDT stock more attractive. Following the departure of Messrs. Denton, Schafran and Connally and Professor Elson, the Independent Committee continued the meeting, discussing the status of the discussions between Kirkland & Ellis and Kramer Levin.

On November 3, 2005, Kirkland & Ellis informed Kramer Levin that the Independent Committee would make the management projections available only if IDT were to deliver to the Independent Committee a letter stating that IDT would not offer consideration less than $1.80 per Share in the proposed tender offer and a statement disclosing any prior knowledge that IDT had of the substance of the management projections. In a subsequent conversation, Kramer Levin stated that IDT did not intend to deliver such a letter and intended to proceed with an offer for the Publicly Held Shares with an offer price of $1.80 per Share in cash without reviewing the management presentations.

On November 4, 2005, William Johnston of Empire Valuation Consultants, LLC, the independent consulting firm that had prepared the valuation report delivered by IDT to the Independent Committee on August 11, 2005, contacted by electronic mail an employee of the Company. This electronic mail stated:

“You provided me the information below related to the Net2Phone work we had been doing for IDT back in May. Believe it or not, it is only now being reviewed and discussed and the question came up as to what the cost is to acquire a customer for the P2P and Pc2P businesses. Could you please provide an estimated cost to acquire a new subscriber and indicate how this cost was arrived at? Thank you!”

Kirkland & Ellis, on behalf of the Independent Committee, instructed the Company to contact Mr. Johnston and acknowledge receipt of his message, but not to provide the requested information.

On that same day, D.F. King, the information agent for IDT in the Offer, contacted the Company to determine the number of copies of the Schedule TO that would be required by the Company.

On November 6, 2005, the Independent Committee met with Kirkland & Ellis and Blackstone. Mr. Mellor reported on a request from Mr. Courter on November 4, 2005 to discuss the proposed offer. The

Independent Committee discussed the circumstances regarding an offer and the inability of the Independent Committee to recommend an offer at an offer price of $1.80. The Independent Committee, after a lengthy discussion, authorized Mr. Mellor to contact Mr. Courter to discuss the proposed offer.

On November 7, 2005, Kramer Levin telephoned Kirkland & Ellis and stated that IDT intended to commence a cash offer for the Publicly Held Shares at a cash price of $1.80 per Share as soon as practicable.

On the same day, Mr. Mellor met telephonically with Mr. Courter of IDT. As directed by the Independent Committee, Mr. Mellor reviewed the history of the transaction with Mr. Courter, in particular noting the difference between the range of prices per Share previously discussed by the Independent Committee and the announced proposed offer price of $1.70 per Share in June 2005, the alternations between cash and IDT Stock as consideration and the difficulties faced by the Independent Committee in conducting its due diligence. As a result of these factors, Mr. Mellor informed Mr. Courter that the Independent Committee would likely oppose any tender offer with an offer price less than $2.00. Mr. Courter undertook to inform other IDT representatives of their conversation.

On November 8, 2005, according to the Schedule TO, the board of directors of IDT convened in a telephonic meeting, in which the IDT board of directors authorized IDT management to increase the price of the offer to $2.00 per Share in cash.

On the same day, the Purchaser sent a letter to Mr. Williams of the Company requesting use of the Company’s shareholder lists and security position listings under Rule 14d-5 of the Securities Exchange Act of 1934. A copy of this letter is set forth as Exhibit (a)(8) hereto and incorporated by reference herein.

Also on the same day, the Independent Committee met telephonically with Kirkland & Ellis and Blackstone. Mr. Mellor reported on his conversation with Mr. Courter, and the Independent Committee discussed issues raised by Mr. Mellor’s conversation. Kirkland & Ellis then reviewed the Independent Committee’s responsibilities in connection with its review and consideration of the Offer, including its responsibilities under Rule 14e-2, as promulgated under the Securities Exchange Act of 1934, that provides that the Independent Committee could recommend acceptance or rejection of the offer, remain neutral toward the offer or be unable to take a position with respect to the offer. Blackstone then reviewed for the Independent Committee its processes, how it would prepare its financial analysis of the Offer and the timing of its procedures relating to the Offer. The Independent Committee asked questions of Kirkland & Ellis and Blackstone and engaged in a discussion regarding the potential offer and possible responses and tactics. Following this discussion, the Independent Committee informally decided that it would likely not oppose a cash tender offer at $2.00 per Share or higher.

On November 9, 2005, Kirkland & Ellis met telephonically with Mr. Ira Greenstein of IDT to inform him that Kirkland & Ellis did not believe that the Independent Committee would oppose a cash tender offer at $2.00 per Share. Mr. Greenstein undertook to inform other representatives of IDT of the conversation. Later that day, Kramer Levin confirmed with Kirkland & Ellis that IDT would offer $2.00 per Share in the Offer.

On November 10, 2005, the Purchaser commenced the Offer at a cash price of $2.00 per Share.

On the same day, Kirkland & Ellis distributed a questionnaire to the members of the Board of Directors and the executive officers of the Company seeking certain information for inclusion in this Schedule 14D-9, including a request that the director or officer disclose any knowledge of any plans, arrangements or intentions of IDT or any of its affiliates with respect to the Company that assumes the Offer is, or is contingent on the Offer being, culminated. None of the members of the Board of Directors or executive officers of the Company indicated any such knowledge in response to this question.

In a letter dated November 10, 2005, Altice One, a European cable operator, and its affiliate, gave notice to the Company that, due to a change of control of Altice One, they were terminating each of the three agreements between Altice One and the Company. Together with the notices of termination, on or following this date Altice One also wired to the Company approximately $18.8 million in cash, an amount Altice One alleged was in full satisfaction of its buyout payment obligations with respect to the agreement terminations. Under each agreement, Altice One is obligated to make a payment on termination of the agreement in an amount derived from a business plan projecting the operating performance under the agreement. In each notice of termination, Altice One stipulated that it had reduced the buyout payment amount otherwise required by the terms of the agreement to reflect a downward revision of its business plan reflecting a lack of portability, downwards market evolutions and trading of Altice One as of October 31, 2005.

On November 11, 2005, the Independent Committee held a meeting with Kirkland & Ellis and Blackstone. The Independent Committee discussed the terms of the Offer at length, focusing on the Majority of the Minority Condition, the Minimum Condition and the other conditions of the Offer and authorized Kirkland & Ellis to contact Kramer Levin to discuss the conditions to the Offer. The Independent Committee also considered unsolicited responses from the Company’s shareholders regarding the adequacy of the Offer Price, as well as developments related to the several complaints filed by purported shareholders relating to the Offer. The Independent Committee also authorized the release of a “stop, look and listen” communication, and the Company made this release public later that day. The press release issued by the Company is set forth as Exhibit (a)(9) hereto and is incorporated by reference herein.

On the same day, Mr. Williams responded to the Purchaser’s letter of November 8, 2005. A copy of this letter is set forth as Exhibit (a)(10) hereto and is incorporated by reference herein.

On November 15, 2005, the Company informed Kirkland & Ellis and Blackstone of the termination of contracts between the Company and Altice One, including the cash payment of approximately $18.8 million to the Company. The Company also stated that it had informed Altice One and its third-party acquirer that the buyout provisions of the agreements with the Company required an additional payment of approximately $29 million. On the same day, Kirkland & Ellis informed Kramer Levin of the development and the receipt of cash by the Company.

On November 16, 2005, Kirkland & Ellis discussed with Kramer Levin the conditions to which the Offer is subject, stating that certain of the conditions were overly broad, with particular reference to the conditions relating to material adverse effects and litigation. Kramer Levin undertook to consider these comments should IDT amend the Schedule TO.

On the same day, the Independent Committee met with its advisors to discuss the developments regarding Altice One, including the receipt by the Company of $18.8 million in cash and the Company’s belief that it would be entitled to an additional $29 million pursuant to the terms of the arrangements. After discussing the background of the relationship with Altice One and the possible effects on the Independent Committee’s consideration of the Offer, the Independent Committee authorized Kirkland & Ellis to inform Kramer Levin that, in light of these events, it would consider opposing the Offer at the Offer Price.

On November 17, 2005, the Company issued a press release regarding the termination of its arrangements with Altice One and filed a Current Report on Form 8-K describing this event. The press release is set forth as Exhibit (a)(11) hereto and is incorporated by reference herein. On the same day, Kirkland & Ellis met telephonically with Kramer Levin. After discussing additional information regarding Altice One, Kirkland & Ellis informed Kramer Levin that the Independent Committee would consider opposing the Offer at the Offer Price.

On November 18, 2005, at the request of Kramer Levin, the Company, Blackstone, Kirkland & Ellis and IDT met telephonically to discuss the termination of the Altice One arrangements. Mr. Williams reported that the Company believed it is entitled to an additional payment of up to $29 million related to the termination of the Altice One arrangements pursuant to the terms of the contracts. Mr. Michael Pastor, president of NCT, then reported on the effect the termination of the Altice One arrangements would have on the business prospects of the NCT division. IDT characterized the possibility of any additional payments from Altice One as speculative.

Following this discussion, at the request of Kramer Levin, Kirkland & Ellis reported a preliminary estimate of the amount of cash used by the Company in the fiscal quarter ended October 31, 2005 to Kramer Levin.

On November 20, 2005, Kirkland & Ellis informed Kramer Levin, in response to Kramer Levin’s request the previous day, that the Company anticipated its reported cash balance (constituting restricted and unrestricted cash, whether in the form of cash, cash equivalents or marketable securities) as of October 31, 2005 would be approximately $89.0 million.

On November 21, 2005, Mr. Dienstag of Kramer Levin informed Kirkland & Ellis that IDT would not be willing to increase the Offer Price following the developments concerning Altice One. Mr. Dienstag stated that he assumed the Committee would stand by its previous commitment to not oppose a cash tender offer at $2.00 per Share. Mr. Fraidin of Kirkland & Ellis responded that the Independent Committee could not commit to any course of action with respect to its recommendation in light of the events regarding Altice One.

Following the telephonic meeting with Mr. Dienstag, the Independent Committee met with Kirkland & Ellis and Blackstone. After Kirkland & Ellis recounted its conversation with Mr. Dienstag, Kirkland & Ellis and Blackstone discussed with the Independent Committee the potential effect of the Altice One developments. The Independent Committee then informally discussed whether, in light of the Altice One developments, it should recommend acceptance or rejection of the offer, remain neutral toward the Offer or be unable to take a position with respect to the Offer. The Independent Committee also considered whether it would be possible to deliver additional value to the Public Stockholders notwithstanding IDT’s refusal to raise the Offer Price. In the course of this discussion, the Independent Committee authorized Mr. Fraidin to contact Mr. Dienstag regarding certain proposals of the Independent Committee.

Following the meeting of the Independent Committee, Mr. Fraidin called Mr. Dienstag. Mr. Fraidin stated that the Committee would likely oppose the Offer unless either IDT increased the Offer Price or permitted the Company to declare a special dividend to Stockholders (including IDT) of the Shares and Class A Stock in the amount received by the Company from Altice. Mr. Dienstag undertook to raise the Independent Committee’s proposal with IDT.

On the same day, Mr. Alroy sent by electronic mail a message to Kirkland & Ellis, reminding the Independent Committee that the Company’s claim against Altice One of up to $29 million “may very well be the most valuable single asset held by Net2Phone.” Mr. Alroy also stated that “two parts of our business are now under considerably more pressure then they were prior to our having received the notice of termination: (i) the Packet Cable products, together with the operational infrastructure that supports their deployments and developments; and (ii) the Europe office, including the sales, marketing and operations personnel. If eliminated or downsized, the reductions in SG&A and in CapEx would be considerable, and we believe that those improvements ought to be reflected in any amended financial projections of the cable opportunity.”

On November 23, 2005, Mr. Mellor received the following letter from Mr. Greenstein of IDT:

“Dear Jim:

We have read Net2Phone’s press release and Form 8-K filing of November 17, 2005 regarding the Altice One contract termination and I have been informed that there have been some brief conversations between our respective counsel regarding the implications of those developments on IDT’s currently pending tender offer for the Net2Phone common stock it does not already own. Specifically, there have been statements to the effect that the payment received by Net2Phone from Altice, as well as the value of the additional claim Net2Phone believes it has against Altice as set forth in the press release, should lead to an increase in the price that IDT is offering to pay in the tender offer.

According to Net2Phone’s announcement, Net2Phone received $18.8 million in cash from Altice. The press release indicated that the Altice Payment would be accompanied by a corresponding decrease of $7 million dollars on Net2Phone’s balance sheet for “consideration paid to customers.” Thus, the net impact is an increase of only $11.8 million. This does not, however, take into account Net2Phone’s continuing cash burn since July 31, 2005, the date of the then-most recently available Net2Phone financial statements on which IDT based its offer. Given the recent rate of negative cash flow experienced by Net2Phone, it is likely that the effect of the cash received from Altice would be completely offset by cash losses in the first and second quarters of fiscal 2006.

Net2Phone also announced that it believes that it has a claim for an additional $29 million against Altice. The value of the additional claim against Altice at this point is entirely speculative. What is far less speculative are the material adverse implications that the Altice cancellation has, not only for Net2Phone Cable Telephone’s European business but for the entire NCT business. These effects are likely to substantially outweigh any additional recovery—and it is not clear that there will be any recovery—that Net2Phone may realize on its claim against Altice.

I am compelled to remind you that the valuation ranges contained in the Offer to Purchase were between $0.64 and $1.41 per share. IDT’s offer reflects a significant premium to that value as well as to the market value of the Net2Phone common stock prior to the announcement of the offer. An increase in Net2Phone’s valuation would need to be significant to justify an increase in the offer price. Further, the valuations contained in the Offer to Purchase were based on 77,598,000 million shares of Net2Phone common stock outstanding. As reported in Net2Phone’s proxy statement for its 2005 annual meeting, as of November 1, 2005, there were 78,529,679 shares of common stock outstanding, an increase of almost one million shares that, had they been included in IDT’s analysis, would have resulted in a decrease in the per share valuation of approximately $0.02.

The other bases for IDT’s valuation of Net2Phone remain unaffected by the announcement of any other information that has come to IDT’s attention since the launch of the tender offer on November 10, 2005. The Independent Committee had previously indicated that it would not oppose the offer at $2.00 per share. For the reasons stated above, we do not believe that any recent developments support an increase in the offer price or a change in the position of the Independent Committee.

Very truly yours,

/s/ Ira Greenstein

(Dictated but not Signed) Ira Greenstein”

On the same day, the Independent Committee met with Kirkland & Ellis, Blackstone and CRA. CRA reviewed its presentation regarding the value of the NetSpeak Patents. Following a discussion by the Independent Committee of CRA’s presentation, CRA departed the meeting. Kirkland & Ellis reviewed with the Independent Committee the process to date and the Independent Committee’s responsibilities with respect to the Offer, as well as the letter to the Independent Committee from Mr. Greenstein. Thereafter, Blackstone presented its financial analysis of the Company and the Offer Price, which analysis is summarized below under the section entitled “—Summary of Financial Analysis of the Independent Committee’s Financial Advisor.” The Independent Committee, Blackstone and Kirkland & Ellis discussed the process of the Offer to date and potential responses and then reviewed a draft of this Schedule 14D-9.

Thereafter, pursuant to the authority granted to it by the Board of Directors, the Independent Committee undertook to independently determine, with the advice of its legal counsel and financial advisor, whether to recommend for, recommend against or remain neutral and express no opinion with respect to the Offer based primarily on the information furnished to the Independent Committee by the Company’s management and IDT and the advice of its advisors. The Independent Committee unanimously decided that it is not making a recommendation, is expressing no opinion and is remaining neutral with respect to the Offer. The Independent Committee made no determination as to whether the Offer is fair to and in the best interests of the Public Stockholders, and determined that it would make no recommendation regarding whether Public Stockholders should accept the Offer and tender their Shares.

Events Relating to the NetSpeak Patents

The Company entered into the IP Legal Services Agreement (“IP Agreement”) with IDT effective January 1, 2004, pursuant to which IDT obtained a right of first refusal to fund any enforcement of the Company’s NetSpeak patents against third parties via non- litigation assertions or litigation, in exchange for 50% of the proceeds (after recovery of expenses) resulting from such enforcement efforts. The IP Agreement also provided that the Company would pay IDT $25,000 per month and 5% of any recoveries resulting from enforcement efforts not funded by IDT for a broad scope of IP services to be provided by IDT’s IP legal services group. The IP Agreement was terminable by either party upon three months prior written notice. The IP Agreement, which was approved by the Independent Committee on March 8, 2004, is set forth as Exhibit

(a)(8) hereto and incorporated by reference herein. The IP Agreement was terminated as of April 4, 2005, upon notice provided by the Company on January 4, 2005.

Following the notice of termination of the IP Agreement on January 4, 2005, and before the effective date of termination on April 4, 2005, Mr. Greenberg, Chairman of the Board, had discussions with Ira Greenstein, President of IDT about IDT’s continued interest in the Company’s NetSpeak patents, in particular IDT’s interest in funding any enforcement action of the NetSpeak patents in exchange for 50% of the net recovery.

IDT also advised the Company that it was interested in retaining Mr. Doug Derwin, a patent attorney, to lead the enforcement program. On or about March 8, 2005, IDT advised the Company that counsel for IDT was drafting an agreement to retain Mr. Derwin for such purpose. The Independent Committee believes that IDT intended to retain Mr. Derwin on a contingency fee basis to enforce the NetSpeak Patents, and that Mr. Derwin found such arrangement acceptable.

On March 18, 2005, the Independent Committee retained Kirkland & Ellis as its legal advisor in anticipation of the Offer.

On April 1, 2005, the Company delivered a draft agreement to IDT based upon the terms discussed between Mr. Greenstein and Mr. Greenberg.

On April 4, 2005, Net2Phone’s termination of the IP Agreement became effective.

On or about April 12, 2005, Mr. Greenberg and Mr. Jonas discussed a different arrangement between the Company and IDT regarding the enforcement of the NetSpeak Patents. Under this proposed arrangement, the Company would relinquish control of the NetSpeak Patents to IDT. IDT was to exploit the NetSpeak Patents, at its own expense, and IDT would determine whether and how to exploit the NetSpeak Patents. To the extent there was any recovery from these efforts, IDT would share 50% of the net recovery (after recovering its expenses) with the Company, and any fee to be paid to Mr. Derwin would be paid by IDT.

On May 2, 2005, IDT delivered a draft agreement to the Company based upon the revised arrangement discussed between Mr. Jonas and Mr. Greenberg.

On May 4, 2005, Mr. Williams provided IDT’s proposed agreement to Kirkland & Ellis, as counsel to the Independent Committee, for review in anticipation of the Independent Committee’s role in reviewing of such inter company agreements as they arise from time to time. Together with the draft agreement, Mr. Williams also delivered to Kirkland & Ellis other documents indicating the scope of the patents and the potential market, including an undated report prepared in 2004 by IDT personnel and third-party advisors entitled “Netspeak Patent Portfolio Monetization Plan” (the “Monetization Plan”). The Monetization Plan concluded that enforcing the NetSpeak Patents presented a litigation and potential licensing revenue opportunity from 2000 to 2015 (which corresponds to the life of the NetSpeak Patents) of $1 billion. The Monetization Plan also reviewed various enforcement strategies. The Monetization Plan estimated that the recommended strategy provided a potential licensing revenue opportunity over that period of $969 million, with the estimated present value of this opportunity equaling $373 million.

On several occasions during the following weeks, the Company and IDT negotiated the terms of a new agreement relating to the NetSpeak Patents based upon the terms discussed between Mr. Jonas and Mr. Greenberg.

On May 13, 2005, Mr. Williams attended a meeting of the Independent Committee, by invitation of the Committee, to discuss the proposed agreement.

On several occasions during the following two weeks, Messrs. Greenberg and Jonas, as well as management for the Company and IDT, continued to negotiate the terms of a new agreement regarding exploitation of the NetSpeak Patents. On May 25, 2005, Mr. Courter sent to Mr. Williams an electronic mail, asking for Mr. Williams’ estimate of the time needed to complete such an agreement, and indicating that Mr. Jonas was eager to have the agreement completed quickly.

On June 3, 2005, during a meeting of the Independent Committee, Kirkland & Ellis advised the Independent Committee that it would not be advisable for the Company to enter into an agreement with IDT respecting the NetSpeak Patents while IDT was considering making an offer to purchase the Publicly Held

Shares. The Independent Committee discussed and concurred in this recommendation, noting in particular that the full value of the NetSpeak Patents would need to be taken into account in determining whether any particular offer for the Publicly Held Shares would be acceptable.

On June 8, 2005, during a meeting of the Board of Directors, Mr. Mellor reported that the Independent Committee had determined it would be not advisable for the Company to enter into an agreement with IDT regarding the NetSpeak Patents while IDT was also considering a significant corporate transaction with the Company. A discussion then took place, during which certain directors affiliated with IDT proposed that the Board of Directors consider approving an agreement regarding the NetSpeak Patents without Independent Committee approval. Mr. Williams reminded the Board of Directors of the role of the Independent Committee respecting agreements and material issues between IDT and the Company, and reported that the agreement had not been fully negotiated at that point in time.

On June 28, 2005, IDT issued a press release announcing its intention to offer to purchase all outstanding Shares of the Company for $1.70 in cash.

On June 29, 2005, at a meeting of the Independent Committee, the Independent Committee instructed Kirkland & Ellis to retain an independent valuation firm to value the NetSpeak Patents.

On July 18, 2005, during a meeting between Independent Committee and its advisors and IDT and its advisors, the Independent Committee discussed the Monetization Plan and the conclusions reached therein. The Independent Committee presented its belief, based on the Monetization Plan, that the NetSpeak Patents likely had significant value that was not fully captured in the market price of the Shares. The IDT representatives informed the Independent Committee that they were unaware of the existence of the Monetization Plan, after which Kirkland & Ellis distributed copies of the Monetization Plan to the attendees. The IDT representatives then expressed their beliefs that (i) any valuation conclusions in the Monetization Plan were highly speculative and did not reflect the views of IDT management and (ii) IDT possessed a legal right of ownership over the NetSpeak Patents and (iii) the Company was obligated to enter into an agreement with IDT regarding exploitation of NetSpeak Patents.

At a meeting of the Independent Committee later that same day, the Independent Committee further discussed the valuation of the NetSpeak Patents and authorized Kirkland & Ellis to request additional information relating to the NetSpeak Patents from Kramer Levin.

On July 20, 2005, Mr. Fraidin of Kirkland & Ellis, on behalf of the Independent Committee delivered to Mr. Dienstag of Kramer Levin the following letter:

“Dear Abbe:

I am writing on behalf of the committee of independent directors (the “Independent Committee”) of Net2Phone, Inc. (“Net2Phone”). We understand that IDT Corporation (“IDT”) and Net2Phone entered into an intellectual property services agreement (the “Agreement”) in early 2004. Under the Agreement, IDT was entitled to a percentage of licensing fees that Net2Phone might receive related to specific technologies as a result of IDT’s assistance in certain intellectual property matters, in addition to a monthly fee for these services.

The Agreement, which by its terms was terminable upon 90 days notice at the discretion of either party, was terminated by Net2Phone effective April 4, 2005. We are not aware of any other arrangements that give IDT any interest in the Netspeak patents, other than its indirect interest as a shareholder of Net2Phone. Accordingly, we understand that no agreement exists between IDT and Net2Phone that gives IDT an interest in the Netspeak patents. If you or IDT believe otherwise, or if either of you believes that IDT has any other interest in these patents or any other intellectual property asset of Net2Phone, please provide us with the basis of your belief.

In addition, I would like to take the opportunity to request that IDT deliver to the committee any formal or informal reports, opinions or appraisals, whether prepared by IDT, Net2Phone or third parties, that in any way relate to the value of Net2Phone. As we discussed, it is important for the Independent Committee to have access to all such materials.

Regards,

/s/ Stephen Fraidin

Stephen Fraidin”

On July 22, 2005, at a telephonic meeting, the Independent Committee authorized Kirkland & Ellis to retain CRA, an independent intellectual property valuation firm, to advise the Independent Committee as to the value of the Company’s intellectual property.

On August 3, 2005, Kirkland & Ellis met with Kramer Levin at the New York offices of Kramer Levin. Among the other matters discussed as described above, Kirkland & Ellis discussed various issues relating to the NetSpeak Patents, including (i) the Monetization Plan, (ii) the efforts IDT had made during the pendency of the potential tender offer to have the Company to enter into an agreement that would give IDT significant rights in the NetSpeak Patents and (iii) the status of the valuation efforts performed by CRA. Kramer Levin confirmed that IDT no longer found the valuations of the NetSpeak Patents contained in the Monetization Plan to be credible, and that IDT was performing its own valuation of the NetSpeak Patents and anticipated a materially lower valuation.

On the same day, CRA requested from the Company (through Kirkland & Ellis) information relating to the NetSpeak Patents and other intellectual property of the Company. CRA additionally requested a meeting with personnel involved in the preparation of the Monetization Plan.

On August 5, 2005 and August 18, 2005, at telephonic meetings, the Independent Committee discussed CRA’s progress in valuing the Company’s intellectual property.

On August 5, 2005, Mr. Williams contacted James DiGiorgio, a patent attorney who was one of authors of the Monetization Plan while he was an employee of IDT, regarding his availability to discuss the Monetization Plan with CRA. Mr. DiGiorgio indicated he would be willing to have such a conversation, provided that such activity did not violate his severance arrangement with IDT. Mr. Williams subsequently contacted IDT by electronic mail regarding the availability of Mr. DiGiorgio.

In response, IDT initially expressed reluctance as to permitting Mr. DiGiorgio’s meeting with CRA. On August 9, 2005, Mr. Tendler of IDT responded to Mr. Williams by electronic mail, stating that IDT would waive any restrictive covenants in its agreements with Mr. DiGiorgio, but only with respect to the valuation services to be provided regarding the NetSpeak Patents. However, Mr. DiGiorgio later declined the Independent Committee’s request to meet with CRA.

In late August 2005, Mr. Jonas had discussions with Mr. Greenberg regarding IDT’s interest in enforcing the NetSpeak Patents against a particular competitor of the Company.

On September 6, 2005, the Independent Committee met telephonically with Kirkland & Ellis, Blackstone and CRA. CRA reported that, based on its preliminary findings and certain assumptions, it estimated the fair value of certain intellectual property of the Company to be between $20 million and $35 million. The Independent Committee engaged CRA in an extensive discussion regarding the analysis, limitations, assumptions and methods presented by CRA. The Independent Committee and its advisors, at the meeting and in subsequent conversations, discussed with CRA their understanding that significantly higher valuations than those estimated by CRA were possible depending on a range of reasonable assumptions that could be made regarding (i) the damages awarded or license fees received following a successful enforcement action, (ii) the probability of a successful enforcement and (iii) the method of discounting future payments to a present value.

On September 14, 2005, Mr. Williams notified Kirkland & Ellis that IDT proposed yet another agreement between IDT and the Company relating to a program to exploit the NetSpeak Patents, which was based upon the arrangement originally discussed between Mr. Greenstein and Mr. Greenberg and incorporated in the April 1, 2005, draft agreement provided by the Company to IDT. Kirkland & Ellis informed

Mr. Williams that because the Independent Committee did not plan to discuss or approve such an agreement during its review of IDT’s proposed tender offer, management should not engage in any negotiations regarding such an agreement.

Between September 13, 2005 and September 16, 2005, IDT contacted the Company on several occasions to discuss the terms of the latest proposed agreement to exploit the NetSpeak Patents. On September 16, 2005, during the meeting between Kirkland & Ellis, Blackstone, IDT and Kramer Levin at the offices of Kirkland & Ellis in New York, the Independent Committee and its advisors presented the preliminary valuation results of CRA and indicated that CRA had noted that other reasonable assumptions would result in significantly higher values. Kirkland & Ellis additionally noted IDT’s efforts to enter into a new agreement with the Company following termination of the original IP Agreement, to secure rights to the NetSpeak Patents, and requested that IDT cease such efforts given the Independent Committee’s review of the potential IDT tender offer. IDT reiterated the statements it had made at the July 18 meeting, that IDT possessed rights in the NetSpeak Patents. IDT additionally characterized the range of values found by CRA as speculative.

The Independent Committee is not aware of any attempt by IDT subsequent to September 16, 2005 to enter into an agreement with the Company regarding the NetSpeak Patents.

On October 7, 2005, Mr. Tendler sent an electronic mail to Mr. Williams, with copies delivered to IDT, the Company, Kramer Levin and Kirkland & Ellis. In this message, Mr. Tendler stated that Doug Derwin, a patent lawyer who had been contacted by IDT regarding the exploitation of the NetSpeak Patents, after diligence and analysis with IDT personnel, had now concluded that there was insufficient basis for him to proceed with the plan to exploit the NetSpeak Patents. Mr. Tendler’s message stated that Mr. Derwin’s “determination [was] highly relevant to the consideration by NTOP and its advisors of IDT’s proposed offer for the publicly held shares of NTOP” and offered to make IDT technical personnel and Mr. Derwin available to discuss their concerns with the NetSpeak Patents.

On October 11, 2005, at a meeting between Kirkland & Ellis, Blackstone, IDT, Kramer Levin and certain technical personnel from both the Company and IDT at the offices of Kirkland & Ellis in New York, Mr. Derwin, on behalf of IDT, presented his analysis and conclusions that he was not interested in entering into a contingency fee arrangement to enforce the NetSpeak patents against a certain competitor of the Company identified by IDT as a potential target back in late August 2005. IDT then expressed its opinion that, as a result of Mr. Derwin’s findings, the Company would likely realize no positive value from any effort to enforce, license or otherwise monetize any of the Company’s intellectual property. The Independent Committee noted that the analysis presented by Mr. Derwin was inconsistent with his earlier willingness to exploit the NetSpeak Patents on a contingency fee basis. Technical personnel from IDT and the Company discussed issues relating to Mr. Derwin’s analysis in depth and planned to meet in the near future to conduct a more detailed technical review of the methodologies and analysis used by Mr. Derwin and IDT.

On October 20, 2005, Mr. Williams provided the Independent Committee with a report that certain technical personnel of the Company had met with representatives of IDT to review the testing and analysis conducted by Mr. Derwin and had determined that Mr. Derwin’s studies were flawed.

On November 10, 2005, the Purchaser commenced the Offer at a cash price of $2.00 per Share.

On November 23, 2005, CRA presented its final valuation analysis to the Committee, concluding that the fair value of certain of the intellectual property of the Company as of September 1, 2005, was between $20 million and $35 million. The opinion of CRA is set forth as Exhibit (c)(1) hereto, and incorporated by reference herein. In addition, the valuation analysis performed by CRA is summarized below under “—Valuation Analysis by the Independent Committee’s Intellectual Property Advisor.”

Events Relating to the Performance of Due Diligence

On February 23, 2005, Mr. Alroy and other members of the Company’s management gave a presentation regarding NCT to members of IDT’s management. As part of this presentation, the Company forecasted operational performance of NCT for the remaining portion of the fiscal year ending July 31, 2005 until the fiscal year ending July 31, 2012.

On April 20, 2005, Kirkland & Ellis and Blackstone delivered a formal due diligence request to the Company. The due diligence request related to, among other things, the fiscal year 2005 business plan and financial projections extending three to five years, including income statement data, capital expenditures, working capital balances and other financial and operational measures. Through the remaining portion of April and May, Kirkland & Ellis and Blackstone conducted a due diligence review with respect to the accounting, benefits, tax, regulatory, real estate, environmental, intellectual property, litigation and insurance aspects of the Company, including meetings with the Company’s senior management, to assess the Company’s business, operations, strategy and prospects.

At the meetings of the Independent Committee on April 22, 2005, April 27, 2005 and June 3, 2005, Kirkland & Ellis and Blackstone discussed the due diligence process generally and certain specific issues raised during the course of their review.

On June 28, 2005, IDT released a press release announcing its intention to offer to purchase all outstanding Shares of the Company for $1.70 in cash.

On July 14, 2005, Kirkland & Ellis submitted a supplemental diligence request to the Company requesting documentation and explanations regarding certain aspects of the Company’s operations.

On July 19, 2005, following a discussion with Kirkland & Ellis and Blackstone, Mr. Mellor made a telephonic request to Mr. Alroy, on behalf of the Independent Committee, that Company management prepare and deliver to the Independent Committee a detailed, board-approved operating budget for fiscal 2006 and a long-term operating plan (with projections of at least five years) for NGS, NCT and the Company on a consolidated basis. Mr. Alroy responded that he was personally conflicted since his appointment to his position had been influenced by IDT, but would speak with his personal counsel and respond.

On July 21, 2005, Mr. Alroy responded by sending the draft 2006 budget and certain information regarding the operating performance of the Company to date. He did not at that time provide the final 2006 budget or any longer term information.

On July 25, 2005, the Company disclosed materials to the Independent Committee responsive to the July 14, 2005 supplemental request. Following their review of these materials, Kirkland & Ellis and Blackstone requested a meeting with senior management of the Company to follow up with questions and concerns.

On August 1, 2005, the Company’s management met telephonically with Kirkland & Ellis and Blackstone to discuss the advisors’ questions and to discuss recent developments in the Company’s business. During the meeting, the Company’s management stated that it did not anticipate presenting a final budget for fiscal year 2006 to the Board of Directors until October 2005. In addition, Messrs. Alroy and Dubroff stated that the five-year plan produced by management in 2004 was no longer reliable. In response to the request for a detailed five-year plan, which Blackstone and Kirkland made once again at this time, Mr. Alroy stated that, as evidenced by the lack of reliability of the 2004 plan only a year after its creation, any long-term forecast would be a “very speculative undertaking” and that, on advice of his counsel, he wished to advise Blackstone that his “judgments [about the business] have natural biases [that could] favor an IDT-friendly result.” In light of these limitations, Mr. Alroy requested that the Independent Committee reconsider its request for a revised five-year operating plan, stating that he would prefer instead to review the projections created by Blackstone and advise as to whether such projections were reasonable.

On August 2, 2005, the Company made available to Kirkland & Ellis and Blackstone the presentation given by management of the Company to IDT on February 23, 2005.

On August 3, 2005, at a meeting between Kramer Levin and Kirkland & Ellis, Mr. Fraidin reported on the apparent reluctance of Mr. Alroy, the Company’s Chief Executive Officer, to prepare a five-year plan. Mr. Fraidin then asked Mr. Dienstag to suggest that the IDT representatives on the Board of Directors use their influence to improve Mr. Alroy’s level of cooperation with the Independent Committee’s review.

At a meeting of the Independent Committee on August 5, 2005, Kirkland & Ellis and Blackstone reported on their conversation with Mr. Alroy and other members of the management regarding the preparation of a five-year plan. In light of the efforts by the Independent Committee to encourage the Company, and the Chief Executive Officer in particular, to produce such a plan and the importance such a plan would have in evaluating the proposed transaction with IDT, the Independent Committee authorized and directed Mr. Mellor to contact Mr. Alroy by letter and reiterate the Independent Committee’s request.

On August 8, 2005, Mr. Mellor delivered the following letter to Mr. Alroy:

“Dear Liore:

On behalf of the Independent Committee of the Board of Directors of Net2Phone, Inc., I hereby request that you prepare a five-year business plan for Net2Phone, Inc. or modify the existing plan to include an additional year and make changes you deem reasonably necessary to permit it to be relied upon by the Net2Phone Independent Committee and its advisors.

The requested plan should set forth management’s detailed projections of operating results, cash flows and financial position for fiscal years 2006 through 2010. For each fiscal year, the plan should show such information for each of the two business units (NGS and NCT) and for the company on a consolidated basis. In my experience, plans of this type often include three scenarios: (1) a base case considered likely by management; (2) a case that assumes that the company is able to execute on more speculative opportunities; (3) and a case that assumes that the company is unable to fully take advantage of the base case opportunities. In preparing your plan, you should consider such a presentation.

In our previous conversations, as well as your conversations with advisors to the Independent Committee, you have expressed reservations regarding the usefulness and predictive power of a plan projecting results for Net2Phone over a five-year period. The Independent Committee and its advisors are aware of your concerns and will bear them in mind in reviewing the plan. That being said, the Independent Committee and its advisors believe that a five-year plan prepared by management is essential to the ability of the Committee and its advisors to assess the value of Net2Phone and the adequacy of IDT’s potential offer to purchase the outstanding shares of Net2Phone not already owned by IDT. Further, the plan will assist the Independent Committee, and ultimately the Board of Net2Phone, in evaluating the performance of you and your team in managing the company’s businesses. As such, the Independent Committee requests that you and the Net2Phone management team present the requested plan to the Independent Committee no later than August 22, 2005, so that we may complete our work in a timely manner.

Sincerely,

/s/ James R. Mellor

James R. Mellor”

On August 18, 2005 and September 6, 2005, the Independent Committee met telephonically with Kirkland & Ellis and Blackstone. The Independent Committee’s financial advisors reported on the status of their discussions with Mr. Alroy regarding the preparation of a five-year plan for the Company.

On September 7, 2005, Mr. Alroy delivered a preliminary draft of a five-year business plan to the Independent Committee. In a letter accompanying the five-year business plan, Mr. Alroy stated that the projections were limited in a number of respects, in particular because:

•	The Company’s management had not prepared a five-year business plan in the past, and past preparations of long-term projections had proven to be of limited use when viewed with hindsight;

•
The volatility of the telecommunications industry, the short operating history of the Company, the lack of visibility of market trends, the number of critical assumptions made in preparing the business plan and the limited time given to the Company to prepare the business plan may have compromised the utility and predictive power of the business plan.

In addition, Mr. Alroy stated:

“While I believe that the Committee is aware of my own personal situation, I want to make sure that any potential conflicts are fully disclosed. As you know, I formerly was employed as a member of senior management of IDT Corporation. My severance arrangement assures me that if IDT (or anyone else) were to acquire the Company, I would be in a position to earn a significant sum of money. Similarly, certain other members of management also have severance arrangements that would be triggered by an acquisition of the Company. Other members of the management team may have interests that prejudice them to oppose a consolidation. Although I do not believe that these potential conflicts have clouded my or management’s judgment, I want to bring these items to your attention.”

On November 10, 2005, the Purchaser commenced the Offer at a cash price of $2.00 per Share.

Following the commencement of the Offer, Blackstone and Kirkland & Ellis met on several occasions with the senior management of the Company to perform additional due diligence regarding the Company’s business, operations, strategy and prospects and to discuss the Altice One termination.

On November 17, 2005, Kirkland & Ellis distributed drafts of Item 1, Item 2 and Item 3 of a draft of this Schedule 14D-9 to Mr. Williams, general counsel of the Company, and Nicholas Day, senior corporate counsel to the Company.

On November 21, 2005, the Company distributed a draft of the Schedule 14D-9 to Messrs. Williams and Day, requesting that Messrs. Williams and Day not distribute to, or discuss the draft with, any other person, including any officer, director or employee of the Company. Later the same day, Peter H. Ehrenberg of Lowenstein Sandler P.C., counsel to senior management in connection with the Offer, delivered a letter to Mr. Fraidin of Kirkland & Ellis requesting, for several reasons, that “the Independent Committee reconsider its position and permit all of Net2Phone’s senior management (with the exception of any senior management who also has a current position within IDT) to review and comment on the draft Schedule 14D-9.”

On November 23, 2005, Kirkland & Ellis delivered a letter to Mr. Ehrenberg, stating that the Independent Committee had determined it would not permit the Company’s operational management to review a draft of this Schedule 14D-9. On the same day, Kirkland & Ellis distributed a draft of the Schedule 14D-9 to Messrs. Williams and Day.

Certain Litigation

On June 30, 2005, Spring Partners, LLC filed a complaint in the Superior Court of New Jersey, Essex County, naming the Company, its directors (including the members of the Independent Committee) and IDT as defendants (the “First Complaint”). The First Complaint seeks injunctive relief, alleging that the Independent Committee could not render an impartial and fair evaluation of IDT’s proposal and that, under the circumstances, none of the members of the Board of Directors could be expected to protect the Public Stockholders in a transaction which benefits IDT at the expense of the Public Stockholders. In particular, the complaint alleges that each of the individual defendants, except for Mr. King, Mr. McPherson, Mr. Oppenheimer and Dr. Weiss, is currently, or was in the past, affiliated with IDT. The foregoing discussion is qualified in its entirety by reference to the First Complaint, which is set forth as Exhibit (a)(12) hereto and incorporated by reference herein. On July 19, 2005, the plaintiffs in the First Complaint served the defendants with a request for the production of documents. The defendants have not yet responded to the First Complaint or produced any documents.

On July 1, 2005, Israel Nekritz filed a complaint in the Court of Chancery of the State of Delaware, New Castle County, naming the Company, its directors (including the members of the Independent Committee) and IDT as defendants (the “Second Complaint”). The Second Complaint seeks injunctive relief, alleging that IDT has violated its “duty of entire fairness,” as well as other allegations similar to those contained in the First Complaint. The foregoing discussion is qualified in its entirety by reference to the Second Complaint, which is set forth as Exhibit (a)(13) hereto and incorporated by reference herein.

On July 6, 2005, Melly Hamel and George Grossberger each filed a complaint in the Court of Chancery of the State of Delaware, New Castle County, naming the Company, its directors (including the members of the Independent Committee) and IDT as defendants (the “Third Complaint” and the “Fourth Complaint,” respectively). On July 7, 2005, William Lattarulo filed a complaint in the Court of Chancery of the State of Delaware, New Castle County, naming the same defendants (the “Fifth Complaint”). On July 18, 2005, Weida Li filed a complaint in the Court of Chancery of the State of Delaware, New Castle County, naming the same defendants (the “Sixth Complaint”). The Third Complaint, Fourth Complaint, Fifth Complaint and Sixth Complaint (together with the Second Complaint, the “Delaware Complaints”) each seek injunctive relief, and make allegations similar to those contained in the previously filed complaints. The foregoing discussion is qualified in its entirety by reference to the respective complaints, which are set forth as Exhibit (a)(14), Exhibit (a)(15), Exhibit (a)(16) and Exhibit (a)(17) hereto and incorporated by reference herein.

On July 13, 2005, the plaintiff in the Third Complaint served the defendants with a request for the production for documents. On July 27, 2005, the Delaware court consolidated the Delaware Complaints under the caption “In re Net2Phone, Inc. Shareholders Litigation,” appointed lead counsel and designated the Third Complaint as the operative complaint in the action (referred to herein as the “Delaware Consolidated Action”). The foregoing discussion is qualified in its entirety by reference to the order of consolidation, which is set forth as Exhibit (a)(18) hereto and incorporated by reference herein. The defendants have not yet responded to the Third Complaint or produced any documents.

According to the Schedule TO on several occasions on and following November 3, 2005, counsel for plaintiffs in the Delaware Consolidated Action and counsel for IDT engaged in settlement negotiations regarding the claims in the Delaware Consolidated Action. According to the Schedule TO, a tentative agreement was reached on November 9, 2005.

On November 21, 2005, after reviewing the Current Report filed by the Company on Form 8-K with the Commission dated November 17, 2005 and a press release issued that same day regarding termination of the Altice One agreements, plaintiffs in the Delaware Consolidated Action informed the Independent Committee that the plaintiffs would no longer support the offer at the offer price. The foregoing sentence is qualified in its entirety by reference to the letter from Robert M. Kornreich, which is set forth as Exhibit (a)(19) hereto and incorporated by reference herein.

Factors Considered by the Independent Committee

The Independent Committee, prior to expressing its position with respect to the Offer, received advice from, views or presentations from, and discussed the Offer with Kirkland & Ellis, Blackstone, CRA and the Company’s management. In not making a recommendation, expressing no opinion and remaining neutral with respect to the Offer, the Independent Committee identified and considered a number of factors:

•
Company Operating and Financial Condition.     The Independent Committee took into account the current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the general economy and in the industries in which the Company’s businesses operate.

•
Company Financial Projections.     The Independent Committee reviewed the projections prepared by the Company’s senior management, as modified by Blackstone, and engaged in discussions with management and Blackstone regarding the basis for these projections and the risks associated with achieving them. The Independent Committee also considered statements made by the Company’s senior management regarding the potential effect of the Altice One termination on the projections. The projections are described in more detail below in the section entitled “Summary Financial Projections.”

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Valuation Analysis by CRA.     The Independent Committee considered a valuation analysis of certain intellectual property owned by the Company performed by CRA Associates using various methodologies, including historical transaction analysis and discounted cash flow analyses. The valuation analysis of CRA is described in more detail in the section entitled “Summary of the Valuation Analysis of the Independent Committee’s Intellectual Property Advisor.”

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Pursuit of the Company’s Business Plan May Not Produce Greater Value than the Offer.     The Independent Committee considered that the Company may not realize value for its shareholders, particularly taking into account the numerous risks inherent in the Company’s business that may affect the successful pursuit of the Company’s business plan, including those specified in the Company’s filings with the Commission. The Independent Committee also considered the record of the Company’s management, the Company’s track record of meeting performance targets and implementing cost containment and operational performance plans and the actual and potential conflicts of interest of certain members of management in the Offer.

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Likely Effect on Market Prices of the Shares if the Offer is Withdrawn.     The Independent Committee considered the possible trading prices of the Shares in the event that the Offer were to be withdrawn or rejected. The Independent Committee concluded that the trading value of the Shares might decline as a result of the withdrawal or rejection of the Offer in combination with the Company’s financial outlook.

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Liquidity and Trading Volume.     The Independent Committee considered the fact that historically the trading volume of the Publicly Held Shares has been low and that tendering Shares in the Offer would result in immediate liquidity for the Public Stockholders. The Independent Committee believes that the Shares are relatively illiquid and that this lack of liquidity has had an adverse effect on the trading price of the Publicly Held Shares. In this regard, the Independent Committee noted the limited trading volume of the Publicly Held Shares and the limited public float of such shares resulting from the majority ownership of the Company by IDT and its subsidiaries.

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Participation in Future Growth.     The Independent Committee also considered the fact that the Public Stockholders who tender their Shares in the Offer will be precluded from having the opportunity to participate directly in the future growth prospects of the Company. However, the Independent Committee noted that the Public Stockholders who tender their Shares in the Offer will not be exposed to the possibility of future declines in the price at which the Shares trade.

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Timing of Completion.     The Independent Committee considered the anticipated timing of consummation of the Offer, which should allow stockholders to receive the Offer Price promptly, followed by the Merger in which remaining stockholders are expected to receive the same consideration as received by stockholders who tender their Shares in the Offer. The Independent Committee considered that those stockholders receiving their consideration in the Merger would not receive any consideration until after December 12, 2005.

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Appraisal Rights.     The Independent Committee considered the fact that Public Stockholders who do not tender their Shares pursuant to the Offer will have the right to dissent from the Merger and to demand appraisal of the fair value of their Shares under the Delaware General Corporation Law, as discussed in the Offer to Purchase in the section entitled “The Merger; Appraisal Rights.”

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Relationship of Offer Price to Certain Historical Market Prices.     The Independent Committee considered the relationship of the Offer Price to certain historical market prices of the Shares. The Offer Price of $2.00 per Share represents a premium of approximately 41.8% over the closing price per Share on June 28, 2005, the day of the public announcement of IDT’s intent to commence the Offer at $1.70 per Share, a premium of 22.0% to the closing price per Share on May 27, 2005, one month prior to IDT’s announcement, a 55.8% discount to the high trading price of the Shares for the one-year period ended June 28, 2005, and a 27.8% discount to the average closing price per Share for the one-year period ended June 28, 2005. In addition, the Independent Committee considered other historical prices at which the Shares have traded or been offered and sold by the Company, including the following:

Date	Number of Shares Offered	Price per Share	Premium Over Offer Price	Transaction

July 29, 1999	5,400,000	$15.00†	650%	Initial Public Offering
November 24, 1999	—	$66.50*	3,225%	—
November 30, 1999	6,300,000	$55.00†	2,650%	Follow-on Public Offering
November 24, 2000	—	$16.25*	712.5%	—
November 23, 2001	—	$6.48*	224%	—
November 25, 2002	—	$3.44*	72%	—
November 19, 2003	13,000,000	$4.50†	125%	Follow-on Public Offering with private placement to IDT and Liberty Media Corporation
November 25, 2003	—	$4.46*	123%	—
November 24, 2004	—	$3.70*	85%	—
November 25, 2005	—	$1.88*	(6)%	—

†	Public offering price per Share, before underwriting discounts and commissions.
*	Closing price per Share as quoted on the Nasdaq National Market.

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Timing of the Offer and Change in Form of Consideration and Price.     The Independent Committee took into account the timing of the Offer. In particular, the Independent Committee took into account that the announcement of IDT’s intent to commence the Offer at $1.70 per Share was made the day after the Company’s stock traded at its historic low intraday low of $1.37 per Share (as compared to its historic intraday high of $92.62 on September 1, 1999), and that thereafter, IDT changed the form of consideration from cash to IDT Shares, and subsequently amended and increased its proposed Offer from $1.70 in IDT Shares to $2.00 per Share in cash.

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Negotiations.     Although the Independent Committee participated in negotiations that resulted in increases in the consideration per Share offered by IDT, the Independent Committee is not able to conclude that the Offer Price is the best offer that could be obtained. However, it is possible that further negotiation could have caused IDT to abandon the Offer or proceed with a transaction with the Independent Committee’s unfavorable recommendation at, possibly, a price per Share lower than the Offer Price.

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Conditions to the Offer.     The Offer Price may not be sufficient to compensate shareholders for the risk that the Offer may never be completed, or for risks associated with any significant delay in completing the Offer or the Merger, due to the conditional nature of the Offer. The Independent Committee notes especially in this regard that certain conditions provide IDT with significant discretion to determine not to complete the Offer.

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Risk that the Merger May not be Effected After the Offer is Completed.     Section 10(b) of the By-laws of the Company requires that, for so long as IDT beneficially owns between 85% and 15% of the voting power of the Company, any business combination between the Company and IDT or any of their affiliates is subject to the approval of a majority of the disinterested directors of the Company. In addition, according to the Schedule TO, the Minimum Tender Condition, as described above, may be waived in the sole discretion of IDT. If IDT were to waive the Minimum Tender Condition and not consummate the Merger for any reason, including Section 10(b) of the By-laws of the Company, holders who did not tender their shares could be left with illiquid shares that might be de-listed. The price of these shares would likely be adversely affected. The Independent Committee also considered the statement by IDT in its Offer that if the 90% condition is satisfied, then IDT intends to effect a short-form merger to acquire the Shares that had not been tendered in the Offer for the same consideration per Share as in the Offer.

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Pursuit of the Company’s Business Plan May Produce Greater Value than the Offer.     The Independent Committee considered that the Company may realize value for its shareholders as a result of restructuring and cost containment initiatives as well as other strategic developments. The Independent Committee believes that a large portion of the Company’s costs are fixed, and that incremental returns in excess of the Company’s fixed costs would proportionately reduce the Company’s cost base and give the Company greater financial flexibility to support the development and expansion of the NGS and NCT businesses. As a result, the Independent Committee believes that implementation of the Company’s business plan, including product development and other refinements that may result from management’s ongoing review, may produce greater long-term value for the Public Stockholders than the Offer.

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The Early Stage of the Company’s Business.     The Independent Committee and the Company believe that portions of the Company’s business, particularly NCT, are at an early stage of development. As a result, the Company cannot anticipate with a high degree of certainty what the Company’s earnings, if any, will be in future periods for these segments. In its valuation of the Company, the Independent Committee relied in part on projections provided by the Company’s management that incorporate subjective judgments as to the Company’s performance. In addition, as the Company currently generates a net loss, the estimated value of the Company in the final year of the projections (also called the “terminal value”) represents a disproportionate percentage of the Company’s value. Relatively small changes in the assumptions used to generate the Company’s projected operating performance or to calculate the terminal value can result in large changes in the estimated net present value of the Company.

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Inability to “Shop” the Company.     The Independent Committee considered the fact that IDT was not willing to sell its shares of the Company’s stock to a third party. Accordingly, the Independent Committee did not explore a sale of the Company to a third party or other strategic alternatives that might enhance or maximize shareholder value for the Public Stockholders. The Independent Committee noted that receiving actual offers from unaffiliated third parties might have been a means by which to determine the value of the Shares, but that no such offers had been received during the period since June 28, 2005 when IDT first announced its intention to initiate a tender offer for the Shares.

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Conflicts of Interest.     The Independent Committee considered the conflicts of interest of certain of the Company’s directors and officers described elsewhere in this Statement, as well as the facts that the Company and IDT share certain administrative and management staff, including individuals who were involved in furnishing some of the financial information provided by the Company to the Independent Committee and Blackstone used by the Independent Committee and Blackstone to assess the Offer, and the fact that IDT participates in the Company’s budgeting and forecasting processes.

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Intercompany Agreements; NetSpeak Patents.     The Independent Committee considered the number of agreements and non-contractual business relationships between the Company and IDT and its affiliates discussed above in the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Certain Arrangements Between the Company and IDT.” The Committee believes that the number and scope of these agreements and relationships, as well as the volume of business transacted by the Company with IDT and its affiliates, makes more difficult the accurate valuation of the Company as a stand-alone entity. The Independent Committee noted in particular the efforts that IDT has made since March 2005 to have the Company to enter into an agreement to share in any proceeds from the enforcement of the NetSpeak Patents.

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Management Forecasts.     The Independent Committee also took into account the apparent reluctance of the Company’s Chief Executive Officer regarding the management’s preparation of projections of operating performance discussed above in the section entitled “—Background of the Offer—Events Relating to the Performance of Due Diligence.” The Independent Committee considered the record of management in predicting operating performance and subsequently meeting or exceeding such operating targets, as well as management’s stated reservations regarding the utility and accuracy of its projections.

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Termination of Altice One Arrangements.     Following the commencement of the Offer, the Company received a payment of $18.8 million in cash from Altice One in connection with the concurrent termination of certain arrangements with the Company. The Company also believes it is entitled to an additional payment of up to $29 million in cash relating to this termination, and the Company intends to enter discussions with a successor of Altice One regarding a continuation of the Company’s services. Although the Altice One relationship may not be renewed and additional payments may not be realized, the Independent Committee believes these developments have materially increased the value of the Company since the commencement of the Offer.

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Form of the Consideration; Taxable Transaction.     The Independent Committee considered the form of consideration to be paid to the Public Stockholders in the Offer. The Independent Committee was aware that the consideration received by the Public Stockholders in the Offer would be taxable to Public Stockholders for federal income tax purposes as discussed in the Offer to Purchase in the section entitled “Material Federal Income Tax Consequences.”

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Communications from Holders of the Shares Regarding the Offer Price.     The Independent Committee considered communications received by the Company and the Independent Committee from Company stockholders or persons purporting to represent Company stockholders regarding the Offer to the effect that, for various reasons, the Offer Price should be increased.

The members of the Independent Committee evaluated the Offer in light of their knowledge of the business, financial condition and prospects of the Company and the advice of its legal and financial advisors. The Independent Committee also considered a financial analysis of the Company and the Offer Price performed by Blackstone using various methodologies, including a sum-of-the-parts analysis, a selected public companies analysis, a precedent transactions analysis and a premiums analysis. The Independent Committee did not ask Blackstone to provide an opinion, as to the fairness of the Offer Price, from a financial point of view, to the Public Stockholders, and, consequently, Blackstone did not render such an opinion. The financial analysis of Blackstone is described in more detail below in the section entitled “Summary of the Financial Analysis of the Independent Committee’s Financial Advisor.”

In view of the variety of factors considered in connection with their evaluation of the Offer, the Independent Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the factors set forth above. Rather, the Independent Committee reached its determination based on the totality of the circumstances and the advice provided to it by its legal and financial advisors.

The foregoing discussion of the information and factors considered by the Independent Committee is not intended to be exhaustive but is believed to include all material factors considered by the Independent Committee. The Company’s executive officers have not been asked to make a recommendation as to the Offer and have not decided whether to tender their Shares into the Offer. However, Messrs. Greenberg, McPherson and Lando and Dr. Weiss, who as of November 1, 2005 beneficially owned approximately 1,226,008 Shares, representing approximately 2.5% of the outstanding Shares, have informed the Independent Committee of their intent to tender the Shares they beneficially own in the Offer.

In analyzing the Offer, the Independent Committee was assisted and advised by Blackstone, CRA and Kirkland & Ellis, who reviewed various financial, legal and other considerations.

Summary Financial Projections

In connection with analyzing the Offer, the Independent Committee reviewed non-public financial projections prepared as of September 7, 2005 by the management of the Company referred to herein as Case I, Case II and Case III. The material portions of these projections are set forth below. The projections do not give effect to the Offer or the Merger.

The Company does not as a matter of course publicly disclose projections as to future revenues or earnings. The projections provided to the Independent Committee were not prepared with a view to public disclosure. These projections were based on a variety of assumptions, including the Company’s ability to achieve strategic goals, objectives and targets over applicable periods. These assumptions involve judgments with respect to future economic, competitive and regulatory conditions, financial market conditions and future business decisions, all of which are difficult or impossible to predict and many of which are beyond the Company’s control or, after the Merger, IDT’s control. The projections provided to the Independent Committee and set forth below were not prepared with a view to compliance with the published guidelines of the Commission regarding projections, and were not prepared in accordance with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections. In addition, the projections provided to the Independent Committee and set forth below were not reviewed by an independent public accounting firm. The Independent Committee did not rely solely on the projections, but considered the projections as part of its analysis, including consideration of a variety of factors referenced above. In addition, the projections were prepared at the request of the Independent Committee in connection with its anticipation of the Offer. Stockholders are urged not to place undue reliance on the projections but to consider all relevant factors in their decision.

The management of the Company has notified the Independent Committee that it may have actual and potential conflicts of interest in the forecasts and projections that were prepared. As a result of these actual and potential conflicts of interest, Blackstone and the Independent Committee believe that the management is not necessarily the best source for preparing projections because of their interest in the transaction and historical and current relationship with the IDT.

The projections provided to the Independent Committee and set forth below constitute forward-looking statements which reflect numerous assumptions. In addition, factors such as industry performance, market acceptance of new products, changes in customer preferences, general business, economic, regulatory, market and financial conditions, as well as those factors presented in the section entitled “Risk Factors” in the Company’s Annual Report for the fiscal year ended July 31, 2005 as filed with the Commission on Form 10-K on October 12, 2005. The Company’s Annual Report for the fiscal year ended July 31, 2005 is set forth as

Exhibit (a)(20) hereto, and is incorporated by reference herein. All of these factors are difficult or impossible to predict, may cause the projections provided to the Independent Committee and set forth below or the underlying assumptions to such projections to be inaccurate. Accordingly, there can be no assurance that these projections will be realized, and actual results may be materially greater or less than those contained in these projections.

The projections provided to the Independent Committee also present projections of the Company’s earnings before interest, taxes, depreciation and amortization (“EBITDA”). EBITDA is not a measure of financial performance or liquidity calculated in accordance with accounting principles generally accepted in the United States. For purposes of these projections, EBITDA is calculated as Net income (loss) plus Other income (loss), net, Interest income, net, Taxes and Depreciation and amortization.

The Company does not intend to update or otherwise revise the following projections to reflect circumstances existing after September 7, 2005 or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the following projections are shown to be in error.

Case I – Base Case

Case I projections for revenues, EBITDA and cash flow from operating income are as follows:

	For the fiscal year ended July 31,

	2006	2007	2008	2009	2010

	(in thousands)
Revenues	99,894	124,635	156,229	190,440	201,218
EBITDA	(29,988)	(24,364)	(13,854)	261	11,181
Cash Flow From Operations	(33,617)	(28,620)	(20,619)	(8,732)	1,157

Case II – Optimistic Case

Case II projections for revenues, EBITDA and cash flow from operating income are as follows:

	For the fiscal year ended July 31,

	2006	2007	2008	2009	2010

	(in thousands)
Revenues	102,865	141,761	186,454	232,149	252,128
EBITDA	(30,475)	(21,057)	(5,339)	14,909	33,763
Cash Flow From Operations	(34,557)	(26,696)	(14,221)	4,903	23,144

Case III – Pessimistic Case

Case III projections for revenues, EBITDA and cash flow from operating income are as follows:

	For the fiscal year ended July 31,

	2006	2007	2008	2009	2010

	(in thousands)
Revenues	97,386	111,392	129,608	146,517	145,739
EBITDA	(28,667)	(19,185)	(9,715)	(280)	5,099
Cash Flow From Operations	(31,690)	(20,668)	(14,268)	(6,708)	(1,539)

Case I assumes that the Company’s annual average revenue per user (ARPU) in the Cable Channel declines at an average rate of 3% with no corresponding decrease in costs of goods sold. Case I also assumes that an additional 1.3 million marketable households are passed in FY2006, growing to 4.1 million marketable households passed in FY2010. It also assumes an additional 1 million marketable households passed in FY2007 from new contracts. Case I assumes that the NCT division will be able to increase gross margins from 2006 through 2010 as the Company increases the number of products it sells through the Cable Channel. Case I also assumes that the Company’s revenues related to the NGS division for each year from 2006 through 2010 will grow at cumulative average growth rates of 16% and 60% in the traditional reseller and VoiceLine businesses, respectively, more than offsetting declining revenues generated from PC-to-phone, PC-to-PC and carrier services. Case I assumes that the gross margin for the NGS division will decline over time as marginal product revenue decreases at a faster rate than costs of goods sold. Finally, Case I assumes incremental increases in sales, general and administrative expenses to support increases in revenues.

In conducting its valuation analyses of the Company, Blackstone referred to the three separate and distinct sets of financial projections for the Company, referred to herein as Case I, Case II and Case III as described above. Each of these projections was prepared by the management of the Company and represents the base, optimistic and pessimistic projections of the Company’s budget for the fiscal years 2006 through 2010. Liore Alroy, the Chief Executive Officer of the Company, has notified the Independent Committee that he has, and other members of the management of the Company may have, actual and potential conflicts of interest in the forecasts and projections that were prepared. As a result of these actual and potential conflicts of interest, Blackstone and the Independent Committee believe that the management is not necessarily the best source for preparing projections because of their interest in the transaction and historical and current relationship with the IDT.

In conducting its analysis, Blackstone made adjustments consistent with management’s projections to reflect the following:

a)	the termination of the Altice One contract and the impact of this event on signing additional contracts with Altice (as assumed in management’s September 7, 2005 projections); and

b)	the receipt of a payment from Altice One in the amount of $18.8 million.

Blackstone also modified management’s projections by converting certain current non-cash charges to cash expenses. The Company currently incurs a non-cash charge to reflect common shares to be issued to IDT pursuant to the MOU. Blackstone assumed that such share issuance did not continue in the future, but rather cash expenses would be incurred to pay for services delivered by IDT under the MOU. None of the modifications made by Blackstone are reflected in any of Case I, Case II or Case III presented in this Schedule 14D-9.

Summary of Financial Analysis of the Independent Committee’s Financial Advisor

The Independent Committee retained the Blackstone Group as its exclusive financial advisor to evaluate the Offer Price proposed to be paid by IDT in connection with the Offer. On June 3, 2005, June 28, 2005, and November 23, 2005, at meetings of the Independent Committee held to evaluate the proposed Offer (or the Offer anticipated to be proposed, as applicable), Blackstone reviewed its financial analyses relating to the Offer Price with the Independent Committee.

In conducting its analysis, Blackstone held discussions with certain senior officers, directors, stockholders and other the Company and certain advisors of IDT; examined certain publicly available business and financial information relating to the Company, as well as certain financial forecasts and other information and data concerning the Company that was provided to or otherwise discussed with Blackstone by the management of the Company; reviewed the financial terms of the Offer in relation to, among other things, current and historical market prices and trading volumes of the Shares and the historical and projected financial performance of the Company; analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Blackstone considered relevant in evaluating those of the Company; and considered the financial terms of other going private transactions recently effected that Blackstone considered relevant in evaluating the Offer. In addition to the foregoing, Blackstone conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Blackstone deemed appropriate in conducting its analysis.

Blackstone also assumed and relied, without independent verification, on the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with it. With respect to financial forecasts and other information and data provided to or otherwise reviewed by Blackstone, the Company’s management advised Blackstone that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the future financial performance of the Company. Blackstone did not make, and was not provided with, an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of the Company, and did not make any physical inspection of the Company’s properties or assets.

In connection with its engagement, Blackstone was not requested to, and did not, solicit third party indications of interest in the possible acquisition of all or a part of the Company nor did Blackstone participate in structuring the Offer. Blackstone expressed no view as to, and its analyses do not address, the relative merits of the Offer as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. Blackstone’s analyses were necessarily based on information available to it, and financial, stock market and other conditions and circumstances existing and disclosed to Blackstone, as of the date of such analyses.

In evaluating the Offer Price, Blackstone performed a variety of financial and comparative analyses, including those described below. The summary of these analyses is not a complete description of the analyses performed by Blackstone. The preparation of financial analyses is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, financial analyses are not readily susceptible to summary description. Accordingly, Blackstone believes that its analyses must be considered as a whole and that selecting portions of its analyses and certain factors, without considering all analyses and all factors, could create a misleading or incomplete view of the processes underlying its analyses.

In its analyses, Blackstone considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its analyses, many of which are beyond the control of the Company. No company, transaction or business considered in those analyses as a comparison is identical to the Company or the proposed Offer, and an evaluation of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

The estimates contained in Blackstone’s analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not necessarily purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Blackstone’s analyses and estimates are inherently subject to substantial uncertainty.

Blackstone’s analysis was among many factors considered by the Independent Committee in its evaluation of the Offer and should not be viewed as determinative of the views of the Independent Committee or management of the Company with respect to the Offer Price or the Offer.

The following is a summary of the material financial analyses conducted by Blackstone.

Blackstone’s Assumptions

Blackstone has relied, without assuming responsibility for independent verification, upon the accuracy and completeness of all financial and other information that is available from public sources and all projections and other information provided to it by Net2Phone or otherwise reviewed by it. Blackstone has assumed that the financial and other projections and pro forma financial information prepared by Net2Phone and the assumptions underlying those projections and such pro forma information, including the amounts and the timing of all financial and other performance data, are reasonably prepared and represent management’s best estimates as of the date of their preparation. Blackstone expresses no view as to such analyses or forecasts or the assumptions on which they were based. Blackstone has further relied upon the assurances of the management of Net2Phone that they are not aware of any facts that would make the information and projections provided by them inaccurate, incomplete or misleading.

In addition, Blackstone also relied, without assuming responsibility for independent verification, upon the views of the management of Net2Phone as well as the Independent Committee’s legal counsel on litigation, taxation and other legal considerations. While Blackstone has reviewed Net2Phone’s historical and projected financial results and cash flow projections with respect to certain of their assets to the extent set forth above, it has not made an independent evaluation or appraisal of Net2Phone’s assets and liabilities. The valuations contained herein are necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof only. Blackstone assumes no responsibility to update or revise such valuations based on circumstances or events occurring after the date hereof.

Blackstone has relied, without assuming responsibility for independent verification, upon the accuracy and completeness of the patent valuation by CRA International. Blackstone has been advised by the management of Net2Phone of a pending payment dispute involving Altice One. Blackstone understands that Net2Phone seeks an additional $29.3 million in such dispute. Blackstone did not assess in its valuation analysis any additional payments sought by the Company from Altice One.

Sum-of-the-Parts Valuation Analyses

Given the initial stage of development of the NCT segment and substantial value derived from net operating loses and cash and cash equivalents, Blackstone indicated its view that the sum-of-the-parts analysis most appropriately represents the value of the Company. In performing the sum-of-the-parts analyses, Blackstone allocated a value to the Company’s net cash including the $18.8 million in cash received from Altice One, and an estimated value of the Company’s ongoing businesses, the Company’s net operating losses, and the Company’s intellectual property assets included in that report. Blackstone relied on the valuation report of CRA in connection with its valuation of the Company’s intellectual property assets, and Blackstone did not independently value, or confirm the reasonableness of CRA’s valuation of, these intellectual property assets.

Net Cash. Blackstone valued the Company’s cash and cash equivalents, including the $18.8 million in cash received from Altice One less cash burn between October 31, 2005 and December 12, 2005 (the expiration of the Offer) at $85.5 million.

Value of Ongoing Businesses. Blackstone valued the ongoing businesses based on an equal weighting of the discounted cash flow valuation of the base case projections as provided by the Company’s management less the forecasts for the Altice contracts as provided within the management’s base case projections, the discounted cash flow valuation of the optimistic case projections as provided by the Company’s management less the forecasts for the Altice contracts as provided within the management’s optimistic case projections, and a valuation based on revenue multiples. The base and optimistic case discounted cash flow values were derived using a 16% - 20% weighted average cost of capital, and a terminal multiple based on 0.6x LTM revenues. The third component of valuation of the ongoing business was conducted by applying a 0.6x - 0.7x LTM revenue multiple to the LTM revenues of the Company. The 0.6x - 0.7x multiple is consistent with the trading multiple ranges of comparable companies in the sector. Blackstone estimated a mid-point valuation of $18.6 million for the ongoing businesses.

Value of Net Operating Losses. A discounted cash flow analysis of the net operating losses of the Company under the optimistic and base case scenarios, using a weighted average cost of capital of 16% – 20% implied a mid-point valuation of $17.2 million.

Value of Patent Portfolio. Based on a valuation conducted by CRA International, Blackstone assigned a mid-point valuation of $27.5 million to the Company’s patent portfolio.

Based on the above, and excluding the additional payment that the Company is seeking from Altice One, Blackstone mid-point valuation for the Company was estimated at $1.89 per Share. Blackstone did not assess in its valuation analysis any additional payments sought by the Company from Altice One.

Other Valuation Methodologies

While Blackstone relied most heavily on the sum-of-the-parts valuation, it also reviewed traditional valuation methodologies, including comparable companies analysis, precedent transactions analysis, and premiums analysis. Given the initial stage of the NCT segment, and lack of accurate direct comparables, Blackstone placed less emphasis on the comparable companies analysis and precedent transactions analysis. Blackstone also noted that these two analyses would not reflect the values of the Company’s net operating losses and patent portfolio. Given the relative volatility of the stock in the weeks and months prior to the original offer, Blackstone believed that a premiums analysis would also be less relevant. Importantly,

Blackstone noted that a premiums analysis would not reflect the value of the cash received from Alice One on or around November 15, 2005.

In performing its analyses, Blackstone also reviewed and considered other factors, including: historical trading prices and trading volumes for the Company’s common stock for the period from June 29, 2004 through June 28, 2005; publicly available research relating to the industries in which the Company operates; the ownership profile and public float of the Company; and the financial performance of selected companies in the cable and telecommunications industries.

Blackstone is an internationally recognized investment banking firm and was selected by the Independent Committee based on its reputation within the financial community and its experience, expertise and familiarity with companies in the cable and telecommunications industries. Blackstone regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

Summary of Valuation Analysis and Report of the Independent Committee’s Intellectual Property Advisor

The Independent Committee retained CRA as its intellectual property advisor to evaluate, in connection with the Offer, the value of certain intellectual property owned by the Company and not reflected in the financial analyses prepared by Blackstone. As determined by CRA, the primary type of intellectual property rights not included in the financial analyses prepared by Blackstone are the Company’s patent assets beyond their use in the Company’s core business, consisting of 32 granted or allowed U.S. patents, 21 pending patents, 2 French patents and related issued and pending foreign counterparts. On September 7, 2005 and November 23, 2005, at a meeting of the Independent Committee, CRA reviewed its valuation analyses relating to certain intellectual property of the Company with the Independent Committee.

On November 21, 2005, Kirkland & Ellis, on behalf of the Independent Committee, requested a final report from CRA as to the value of certain intellectual assets owned by the Company. On November 23, 2005, CRA delivered to the Independent Committee a written report dated November 23, 2005, to the effect that, as of September 1, 2005 and based on and subject to the matters described in its written report, the range of net present values for potential outcomes of a licensing and litigation campaign of certain of the Company’s patents ranged between $(6.1) million and $118.5 million, with an estimated fair market value of the Company’s intellectual property ranging between $20 million and $35 million.

In performing its analyses, CRA assumed and relied, without independent verification, on the accuracy and completeness of all valuation and other information and data publicly available or furnished to or otherwise reviewed by or discussed with it. With respect to certain technical information and data provided to or otherwise reviewed by CRA, the Company’s technical personnel advised CRA as to the categorization of individual patents into groups that represent a bundle of rights that relate to the same commercial application and the identification of key patents and key distinctives for each patent group that may lead to commercial value within the defined commercial application for the patent group. Based on this analysis, CRA believes that the single highest potential value patent group is the group of patents that include the NetSpeak Patents. Of particular importance within this group are the NetSpeak Patents, which may cover industry standards for at least the IETF RFC-3261 standard (Session Initiation Protocol, or “SIP”) such that a Voice over Internet Protocol (“VoIP”) service provider or network equipment provider complying with SIP may be infringing one or more claims of certain patents in the group.

In connection with its engagement, CRA was not requested to, and did not, solicit third party indications of interest in the possible acquisition of all or a part of the Company nor did CRA participate in structuring the Offer. CRA expressed no view as to, and its analyses do not address, the relative merits of any alternative liquidity strategies that might exist for the Company or the effect of any other transaction with respect to the intellectual property in which the Company might engage. CRA’s analyses were necessarily based on information available to it, and other conditions and circumstances existing and disclosed to CRA, as of the date of such analyses.

In evaluating the intellectual property assets, CRA performed a variety of valuation and comparative analyses, including those described below. The summary of these analyses is not a complete description of the analyses performed by CRA. The preparation of valuation analyses are complex analytical processes involving various determinations as to the most appropriate and relevant methods of analysis and the application of those methods to the particular circumstances and, therefore, such analyses are not readily susceptible to summary description. Accordingly, CRA believes that its analyses must be considered as a whole and that selecting portions of its analyses and certain factors, without considering all analyses and all factors, could create a misleading or incomplete view of the processes underlying its analyses.

In its analyses, CRA considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its analyses and opinion, many of which are beyond the control of the Company. No company, transaction or business considered in those analyses as a comparison is identical to the Company or the proposed Offer, and an evaluation of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

The estimates contained in CRA’s analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses, securities or assets do not necessarily purport to be appraisals or to reflect the prices at which businesses, securities or assets actually may be sold. Accordingly, CRA’s analyses and estimates are inherently subject to substantial uncertainty.

CRA’s opinion was among many factors considered by the Independent Committee in its evaluation of the Offer and should not be viewed as determinative of the views of the Independent Committee or management of the Company with respect to the Offer Price or the Offer.

The following is a summary of the material valuation analyses conducted by CRA.

Market Approach

Offers to Purchase / License the Company’s Patent Portfolio

CRA considered offers received by IDT to purchase the intellectual property assets that were subject to the IP Services Agreement between the Company and IDT. Prior to the expiration of the IP Services Agreement, IDT had a right of first refusal to monetize certain of the Company’s patents (including the NetSpeak Patents) in exchange for a share of the proceeds generated from the enforcement of such patents. Based on the presentation prepared by IDT entitled “Netspeak Patent Portfolio—Monetization Plan,” the Company believes that IDT received two offers to purchase these patents from organizations whose primary business activity appears to be purchasing and enforcing patents. On August 25, 2005 and August 29, 2005, respectively, CRA discussed the offer received by IDT with a principal of the respective organization submitting such offer. These organizations neither were nor are affiliated with the Company or, the Company believes, IDT. In the course of these conversations, CRA made inquiries as to the diligence performed in evaluating the intellectual property portfolio, the sophistication and experience of the potential purchaser, the stated offer price and the maximum price the potential purchaser would have been willing to pay. CRA determined that the value of the patents based on the offers received by IDT ranged from $2 million to $20 million. However, CRA noted that, in addition to the 18 issued patents and 8 patent applications subject to the IP Agreement, the Company’s patent portfolio consisted of an additional 14 issued patents and 13 patent applications. CRA additionally took into consideration that recent activity and interest in the VoIP industry, including in the period of time since the offers were received by IDT, has been frequent and significant and may have affected the value of the patent portfolio. In this light, CRA additionally observed that the Company’s patent portfolio may have additional value to a participant in the VoIP industry. As a result of these factors, CRA concluded that the valuation range of the received offers should be adjusted slightly upwards.

Third-Party Comparable Patent Portfolio Transactions

CRA reviewed the purchase prices paid in selected comparable patent acquisition transactions. CRA initially searched a proprietary database containing worldwide investment banking transactional based data for all completed merger and acquisition transactions between U.S. companies from 1997 to 2005. These results were further narrowed to transactions known to include significant patent assets, with any transactions between related parties, that included considerable assets outside the patent portfolio and in which the acquirer had significant other interests or relationship with the seller also excluded. CRA then performed additional diligence based on publicly available information on the remaining transactions, and selected seven transactions as most comparable for purposes of valuation. This analysis implied a value reference range of approximately $3.7 million to $24.0 million.

Based on the transactions specific to the Company’s patent portfolio, the offers to purchase certain of the Company’s patents and the third-party comparable transactions, CRA estimated the value of the Company’s intellectual property under the Market Approach to be between $10 million and $30 million.

Income Approach

CRA estimated the income to the Company based on a range of potential outcomes that might result from a campaign to license and enforce the NetSpeak Patents. CRA estimated future income over a ten year period from 2006 to 2015 and used a decision tree analysis to account explicitly for certain risks associated with licensing and litigating the potentially infringed patents within the Communications Setup and Routing patent group. CRA estimated the potential income received by the Company in each period based on the market of potential licensees and litigants, the methods by which the Company can pursue monetization of the patents, and the timing and order of any monetization strategy.

In structuring the model, CRA assumed a three-phased licensing and enforcement strategy beginning in January 2006, with each phase beginning with a licensing stage where the Company, as the patent holder, would approach a certain portion of the applicable U.S. VoIP market service provider market and offer to license the SIP-related patents and, if not licensed, enforce such patents through litigation. CRA assumed that this initial stage will last six months, and during this period the Company has a 5% chance of successfully licensing the patent without litigation. If licensing is not successful, the Company would seek to enforce the patents through litigation. In the initial stage of litigation, estimated to require four years, CRA estimated the Company would have a 50% chance of successful litigation and subsequently progressing to the next phased of the licensing or litigation campaign. CRA estimated that during the second and third stages of the campaign, the Company would have a 33% and 50% chance, respectively, of licensing the patents, without further litigation, following success in the first stage. If licensing in the second and third stages is not successful, each of the second and third stages of litigation was estimated to require an additional three years with a 60% and 80% chance, respectively, of success.

CRA estimated the potential gross revenues for U.S. VoIP service providers who use the SIP standard for 2006 to 2015 and used this estimated revenue as the total applicable revenue which an owner of the patent assets could conduct its licensing and enforcement strategy. Using the probabilities of success in each phase of licensing and litigation, CRA then estimated the percentage of these revenues the Company would be able to subject to a royalty fee. CRA projected the income potentially earned by the Company in each period by multiplying the percentage of revenues for the VoIP market subject to the Company’s royalty fee by an estimated royalty rate based on comparable commercial transactions and other considerations. CRA then deducted costs of licensing and litigation estimated for each of the first, second and third stages of litigation. After deducting the costs of licensing and litigation, CRA deducted taxes calculated at an assumed blended federal and state tax rate of 39.4%. After deducting these costs and taxes in each stage, CRA determined the net present value by discounting the expected income in each stage by an estimated risk adjusted hurdle rate of 25% for all periods. Based on the sum of the estimated values for each period, CRA derived a value reference range for the gross value for each of the potential outcomes from the decision tree model of the patent group that includes the NetSpeak Patents of between $(6.1) million to $118.5 million, with an expected net present value of $32.2 million.

Based on the analyses performed under the Market Approach and the Income Approach, CRA delivered to the Committee its written report concluding that, in its opinion, the value of the Company’s patent portfolio as of September 1, 2005, which comprises all of the Company’s intellectual property value that is not already included in the going concern business value of the Company being determined by Blackstone, was approximately $20 million to $35 million.

CRA is an internationally recognized economics, finance, and business consulting firm and was selected by the Independent Committee based on the reputation of its economics, valuation, and strategy consulting services on issues related to intellectual property and its experience, expertise and familiarity with companies in the cable and telecommunications industries. CRA regularly engages in the valuation of patent portfolios, intellectual property rights, cost-sharing arrangements and royalty rates for corporate and other purposes.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

The Independent Committee entered into a letter agreement with Blackstone (the “Blackstone Engagement Letter”), pursuant to which the Independent Committee engaged Blackstone to act as its financial advisor in connection with the Offer. Subject to the terms and conditions of the Blackstone Engagement Letter, Blackstone agreed to act as a financial advisor to the Independent Committee and, if requested, render an opinion to the Independent Committee with regard to the fairness of the Offer Price, from a financial point of view, to the Public Stockholders. In connection with the Blackstone Engagement Letter, the Company agreed to pay Blackstone an initial fee of $100,000 payable in cash on the date of execution of the Blackstone Engagement Letter, an offer fee of $250,000 payable in cash on the receipt of an offer from IDT for the Publicly Held Shares and an opinion fee of $500,000 payable in cash on Blackstone’s delivery of an initial opinion, or Blackstone informing the Independent Committee that it stands ready to deliver an initial opinion, as to the fairness of the Offer Price, from a financial point of view, to the Public Stockholders. The Blackstone Engagement Letter also provides for a fee, related to delivery of a subsequent fairness opinion, as well as a transaction fee related to the offer price. In addition, the Company has agreed to reimburse Blackstone for its reasonable and documented out-of-pocket expenses incurred in connection with its engagement and to indemnify Blackstone against certain liabilities incurred in connection with its engagement, including liabilities under federal securities laws.

The Independent Committee entered into a letter agreement with CRA (the “CRA Engagement Letter”), pursuant to which the Independent Committee engaged CRA to act as its advisor in connection with the valuation of certain intellectual property of the Company. Subject to the terms and conditions of the CRA Engagement Letter, CRA agreed to act as an advisor to the Independent Committee and deliver a report to the Independent Committee regarding the valuation of such intellectual property. In connection with the CRA Engagement Letter, the Company agreed to pay CRA on a time-and-materials basis for actual hours worked according to scheduled rates. In addition, the Company has agreed to reimburse CRA for reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify CRA against certain liabilities incurred in connection with its engagement, including liabilities under federal securities laws. Through November 11, 2005, the Company had incurred total fees, including reimbursement of out-of-pocket expenses, to CRA in the amount of approximately $200,000.

The Independent Committee also retained Kirkland & Ellis to act as the legal advisor to the Independent Committee in connection with the Offer.

Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to holders of Shares on the Company’s behalf concerning the Offer.

Item 6. Interest in Securities of the Subject Company.

Except as described below, during the past 60 days no transaction in the Shares has been effected by the Company, or to the best of the Company’s knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

On October 17, 2005, the Company issued Shares to employees in connection with its stock bonus program under the 1999 Plan for the fiscal year ended July 31, 2005. Each participating employee is required to authorize Wachovia Bank N.A., as administrator of the program, to sell Shares on his or her behalf, the proceeds of which are used to pay tax withholding obligations with respect to the Shares received. Set forth in the table below is the name of each executive officer receiving an award of Shares, the total number of Shares awarded and the number of Shares withheld by Wachovia. Wachovia assumed a price per Share of $1.58 (the closing price per Share on October 14, 2005) to determine the number of Shares withheld.

Name	Total Shares Granted	Shares Withheld

Liore Alroy	118,679	39,695
Glenn Williams	33,575	11,230
Michael Pastor	35,601	14,827
David Lando	36,202	12,109
Arthur Dubroff	43,512	14,554
Jonathan Reich	36,392	12,173
Stephen Greenberg	127,715	48,084

In addition, pursuant to the 1999 Plan, the Company granted Shares and options to acquire Shares to non-employee directors on the anniversary of such director’s election to the Board of Directors. The date, recipient, number of Shares, number of options to acquire Shares and strike price of the granted options to acquire Shares are set forth in the following table.

Date	Name	Shares Granted	Options Granted	Strike Price

October 24, 2005	Jesse P. King	2,500	5,000	$1.44
October 24, 2005	Marc J Oppenheimer	2,500	5,000	$1.44
October 31, 2005	Harry McPherson	2,500	5,000	$1.48
November 16, 2005	Michael Weiss	2,500	5,000	$1.90

Item 7. Purposes of the Transaction and Plans or Proposals.

(a)
Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b)
Except as set forth in Items 3 and 4 above, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization, indebtedness or dividend rate or policy of the Company.

(c)
Except as set forth in Items 3 and 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the events referred to in paragraphs (a) and (b) of this Item 7.

Item 8. Additional Information.

The information contained in the Exhibits referred to in Item 9 below is incorporated herein by reference.

Item 9. Exhibits.

EXHIBIT INDEX

Exhibit (a)(1)	Offer to Purchase by the Purchaser filed with the Commission on November 10, 2005 (incorporated by reference to Exhibit (a)(1)(i) to the Purchaser’s Schedule TO filed with the Commission on November 10, 2005).
Exhibit (a)(2)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Purchaser’s Schedule TO filed with the Commission on November 10, 2005).
Exhibit (a)(3)	Lease of 520 Broad Street, Newark, New Jersey (incorporated by reference to Exhibit 10.27 to IDT’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2000).
Exhibit (a)(4)	Press release issued by the Company on behalf of the Independent Committee, dated November 25, 2005.
Exhibit (a)(5)	Press release issued by IDT, dated June 28, 2005 (incorporated by reference to Exhibit 99.1 to the Purchaser’s Schedule TO filed with the Commission on June 29, 2005).
Exhibit (a)(6)	Press release issued by Independent Committee, dated June 29, 2005 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Commission on June 29, 2005).
Exhibit (a)(7)	Press release issued by IDT, dated September 6, 2005 (incorporated by reference to Exhibit 99.1 to the Purchaser’s Schedule TO filed with the Commission on September 7, 2005).
Exhibit (a)(8)	Letter from Mr. Greenstein to Mr. Williams pursuant to Rule 14d-5 of the Securities Exchange Act of 1934, dated November 8, 2005.
Exhibit (a)(9)	Press release issued by the Company on behalf of the Independent Committee, dated November 11, 2005.
Exhibit (a)(10)	Letter from Mr. Williams to Ms. Mason pursuant to Rule 14d-5 of the Securities Exchange Act of 1934, dated November 11, 2005.
Exhibit (a)(11)	Press release regarding the termination of arrangements with Altice One, dated November 17, 2005 (incorporated by reference to Exhibit 99.1 of the Company’s current Report on Form 8-K filed with the Commission on November 17, 2005).
Exhibit (a)(12)	Complaint of Spring Partners, LLC against Net2Phone, Inc. et al. (incorporated by reference to Exhibit (a)(1)(viii) to the Purchaser’s Schedule TO filed with the Commission on November 10, 2005).
Exhibit (a)(13)	Complaint of Israel Nekritz against Net2Phone, Inc. et al., filed in the Court of Chancery, New Castle County, State of Delaware, on July 1, 2005.
Exhibit (a)(14)	Complaint of Melly Hamel against Net2Phone, Inc. et al. (incorporated by reference to Exhibit (a)(1)(ix) to the Purchaser’s Schedule TO filed with the Commission on November 10, 2005).
Exhibit (a)(15)	Complaint of George Grossberger against Net2Phone, Inc. et al., filed in the Court of Chancery, New Castle County, State of Delaware, on July 6, 2005.
Exhibit (a)(16)	Complaint of William Lattarulo against Net2Phone, Inc. et al., filed in the Court of Chancery, New Castle County, State of Delaware, on July 7, 2005.
Exhibit (a)(17)	Complaint of Weida Li against Net2Phone, Inc. et al., filed in the Court of Chancery, New Castle County, State of Delaware, on July 18, 2005.
Exhibit (a)(18)	Order of Consolidation, In Re: Net2Phone, Inc., et al. (incorporated by reference to Exhibit (a)(1)(x) to the Purchaser’s Schedule TO filed with the Commission on November 10, 2005.
Exhibit (a)(19)	Letter from R. Kornreich to Y. Riemer, dated November 21, 2005.
Exhibit (a)(20)	The Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2005 (incorporated by reference as filed with the Commission on October 12, 2005).
Exhibit (c)(1)	CRA Opinion, dated November 23, 2005.

Exhibit (e)(1)	The Company’s 2005 Proxy Statement (incorporated by reference as filed with the Commission on November 18, 2005).
Exhibit (e)(2)	The Independent Committee Charter, as approved by the Board of Directors on October 12, 2004
Exhibit (e)(3)	Amended and Restated Bylaws (incorporated by reference from Exhibit 3.1 of the Company’s Current Report on Form 8-K filed on December 16, 2004).
Exhibit (e)(4)	Employment agreement executed by the Company and Glenn Williams, dated March 1, 2001 (incorporated by reference from the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2003).
Exhibit (e)(5)	Memorandum amending Employment Agreement executed by the Company and Glenn Williams, dated December 20, 2002 (incorporated by reference from the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2003).
Exhibit (e)(6)	Employment Agreement by and between the Company and Arthur Dubroff, dated as of November 20, 2002 (incorporated by reference from the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2002).
Exhibit (e)(7)	Employment Agreement, dated August 1, 2003, between Net2Phone, Inc. and Stephen M. Greenberg (incorporated by reference from the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2003).
Exhibit (e)(8)	Employment Agreement, dated as of August 1, 2002, between Net2Phone, Inc. and Jonathan Reich (incorporated by reference from the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2003).
Exhibit (e)(9)	Memorandum of Amendment of Employment Agreement, effective November 1, 2004, between Net2Phone, Inc. and Stephen M. Greenberg (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended July 31, 2004).
Exhibit (e)(10)	Employment Agreement, dated October 19, 2004, between Net2Phone, Inc. and Liore Alroy (incorporated by reference from the Company’s Report on Form 8-K/A filed on October 22, 2004).
Exhibit (e)(11)	Indemnification Agreement between the Company and Glenn Williams, dated March 28, 2003.
Exhibit (e)(12)	Amended and Restated Certificate of Incorporation (incorporated by reference from the Company’s registration statement on Form S-1 (Registration No. 333-78713)).
Exhibit (e)(13)	Certificate of Amendment to the Restated Certificate of Incorporation of the Company (incorporated by reference from the Company’s registration statement on Form S-1 (Registration No. 333-78713)).
Exhibit (e)(14)	Certificate of Amendment to the Restated Certificate of Incorporation of the Company (incorporated by reference from the Company’s registration statement on Form S-1 (Registration No. 333-78713)).
Exhibit (e)(15)	Certificate of Amendment to the Amended and Restated Certificate of Incorporation (incorporated by reference from the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2000).
Exhibit (e)(16)	The Company’s Amended and Restated 1999 Stock Option and Incentive Plan (incorporated by reference from the Company’s Proxy Statement dated November 19, 2004).

Exhibit (e)(17)	The Company’s Form of Stock Option Agreement (incorporated by reference from Exhibit 10.19 to the Company’s Registration Statement on Form S-1) (Registration No. 333-59751)
Exhibit (e)(18)	Memorandum of understanding dated October 29, 2003, by and between IDT Corporation, Winstar Communications, LLC and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2003).
Exhibit (e)(19)	Lease for premises located at 520 Broad Street, Newark, New Jersey between the Company and IDT, dated April 12, 2000 (incorporated herein by reference from the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2000).
Exhibit (e)(20)	The Co-Location and Facilities Agreement between the Company and IDT, dated May 20, 1999 (incorporated herein by reference to Exhibit 10.23 to the Company’s Amendent No. 1 to Form S-1) (No. 333-78713).
Exhibit (e)(21)	Amendment to the Co-Location Agreement between the Company and IDT, dated September 4, 2004.
Exhibit (e)(22)	Tax Services Agreement between the Company and IDT, dated August 1, 2003.
Exhibit (e)(23)	Internal Audit Services Agreement between the Company and IDT, dated August 1, 2003.
Exhibit (e)(24)	Intellectual Property Legal Services Agreement between the Company and IDT, dated January 1, 2004 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2004).
Exhibit (e)(25)	Engagement Letter between Company and Outside Counsel Solutions, Inc., dated March 30, 2005.
Exhibit (e)(26)	Stock Purchase Agreement between IDT Corporation, Inc. and the Company, dated January 25, 2002.
Exhibit (e)(27)	Assignment Agreement, dated as of May 7, 1999, by and between IDT and the Company (incorporated by reference from the Company’s registration statement on Form S-1 (Registration No. 333-78713)).
Exhibit (e)(28)	IDT Services Agreement, dated as of May 7, 1999, by and between IDT and the Company (incorporated by reference from the Company’s registration statement on Form S-1 (Registration No. 333-78713)).
Exhibit (e)(29)	Net2Phone Services Agreement, dated as of May 7, 1999, by and between IDT and the Company (incorporated by reference from the Company’s registration statement on Form S-1 (Registration No. 333-78713)).
Exhibit (e)(30)	Tax Sharing and Indemnification Agreement, dated as of May 7, 1999, by and between IDT and the Company (incorporated by reference from the Company’s registration statement on Form S-1 (Registration No. 333-78713)).
Exhibit (e)(31)	Joint Marketing Agreement, dated as of May 7, 1999, by and between IDT and the Company (incorporated by reference from the Company’s registration statement on Form S-1 (Registration No. 333-78713)).
Exhibit (e)(32)	Internet/Telecommunications Agreement, dated as of May 7, 1999, by and between IDT and the Company (incorporated by reference from the Company’s registration statement on Form S-1 (Registration No. 333-78713)).
Exhibit (e)(33)	Separation Agreement, dated as of May 7, 1999, by and between IDT and the Company (incorporated by reference from the Company’s registration statement on Form S-1. (Registration No. 333-78713)).
Exhibit (e)(34)	Agreement between the Company and Union Telecard Alliance, LLC, dated January 30, 2004 (incorporated by reference from the Company’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2004).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ JAMES R. MELLOR

Name:	James R. Mellor
Title:	Director and Chairman of the Independent Committee of the Board of Directors of Net2Phone, Inc.

Dated: November 25, 2005

SCHEDULE I

SECURITY OWNERSHIP BY OFFICERS AND DIRECTORS

The following table contains information about the beneficial ownership of the Company’s and IDT’s capital stock as of November 1, 2005 for:

•	each of the Company’s directors;

•	each of the Company’s named executive officers; and

•	all directors and executive officers as a group.

The Company’s capital stock consists of the Shares, which entitles the holder to one vote per Share and the Company’s Class A Stock, which entitles the holder to two votes per share. The percentage of ownership beneficially owned in the following table is based on 78,529,679 shares of capital stock outstanding on November 1, 2005. Beneficial ownership is determined in accordance with the rules of the Commission. Except as indicated by footnote and subject to community property laws where applicable, with respect to ownership of the Company’s capital stock, to the Company’s knowledge the persons named in the table below have sole voting and investment power with respect to all shares of capital stock shown as beneficially owned by them. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options and warrants held by that person that are exercisable as of November 1, 2005 or will become exercisable within 60 days thereafter are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

Name of Beneficial Owner(l)	Title of Beneficial Owner	Net2Phone, Inc.	Percentage Beneficially Owned (1)	Percentage Voting Power (2)	IDT Corporation

Howard S. Jonas (3)(4)(5)(6)	Chairman, IDT	31,670,548	40.33%	56.37%	17,755,350
James Courter (3)(4)(7)(8)	Vice Chairman and Chief Executive Officer, IDT	31,751,852	40.40%	56.45%	2,921,762
Stephen Greenberg (9)	Chairman, Net2Phone	960,140	1.21%	*	—
Liore Alroy (10)(11)	Chief Executive Officer, Net2Phone	976,533	1.24%	*	151,875
Jonathan Reich (12)	Chief Executive Officer, Net2Phone Global Services	733,054	*	*	—
Michael Pastor (13)	President, Net2Phone Cable Telephony	241,562	*	*	—
Arthur Dubroff (14)	Chief Financial Officer, Net2Phone	229,721	*	*	—
David Lando (15)	Chief Operating Officer, Net2Phone Global Services	150,368	*	*	—
James Mellor (16)(17)	Chairman, Independent Committee of Net2Phone	75,000	*	*	60,000
Harry C. McPherson (18)	Member of Net2Phone Board of Directors	69,000	*	*	—
Michael J. Weiss (19)(20)	Member of Net2Phone Board of Directors	46,500	*	*	36,000
Jesse King (21)	Independent Committee Member of Net2Phone	45,000	*	*	—
Marc Oppenheimer (22)(23)	Independent Committee Member of Net2Phone	25,000	*	*	20,000
Glenn Williams (24)	Executive Vice President of Business and Legal Affairs, General Counsel, and Secretary	226,730	*	*	—

*	Less than 1%
(1)	All ownership percentage calculations assume that all Class A Shares have been converted into shares of common stock.
(2)
All voting power percentage calculations are made assuming that no Class A Shares have been converted into shares of common stock. Each Class A Shares has two votes per share, and each Share has one vote per share.

(3)
The Independent Committee relied, without further investigation, on information filed by the reporting person with the Securities and Exchange Commission under the Securities Exchange Act of 1934. The Independent Committee makes no representation as to the accuracy or completeness of the information reported.

(4)
Based on a Schedule 13D/A filed on March 8, 2005 by IDT and affiliated persons and entities and additional information provided by IDT: IT Stock, LLC has sole voting and dispositive power over 18,900,000 Class A Shares; NTOP Holdings L.L.C. has sole voting and dispositive power over 9,996,750 Class A Shares and shared voting and dispositive power over 18,900,000 Class A Shares; IDT Domestic-Union, LLC, IDT Investments Inc., IDT LMC-N2P Acquisition I, Inc., IDT LMC-N2P Acquisition II, Inc., IDT Domestic Telecom, Inc. and IDT Telecom, Inc. each have sole voting power and shared dispositive power over 28,896,750 Class A Shares; IDT LMC-N2P Acquisition III, Inc. has sole voting dispositive power over 1,250,000 Shares and IDT Corporation and Howard S. Jonas each have sole voting power and shared dispositive power with respect to 28,896,750 Class A Shares and 2,773,798 Shares.

(5)
Howard S. Jonas, the Company’s Vice Chairman of the Board, is also Chairman of the Board of IDT, Chairman of IDT Telecom, Inc., a director of IDT Domestic Telecom, Inc. and controls over 50% of the voting power of IDT Corporation. As a result, Mr. Jonas may be deemed to be the beneficial owner of the shares of the Company’s capital stock beneficially owned by IDT Corporation and its affiliated entities.

(6)	Includes 1,825,142 shares of IDT common stock and 6,113,220 shares of IDT Class B common stock and 9,816,988 shares of IDT Class A common stock beneficially owned by Mr. Jonas.
(7)
James A. Courter, one of the Company’s directors, is Vice Chairman of the Board and Chief Executive Officer of IDT. As a result, Mr. Courter may be deemed to be the beneficial owner of the shares of the Company’s capital stock beneficially owned by IDT Corporation and its affiliated entities. Mr. Courter also owns 26,584 shares held of record and 54,720 shares issuable upon exercise of presently exercisable stock options.

(8)
Includes 2,861,999 shares of IDT Class B common stock that may be acquired currently or within 60 days through the exercise of stock options and 59,763 shares of IDT Class B common stock beneficially owned by Mr. Courter.

(9)	Includes 775,000 Shares that may be acquired currently or within 60 days through the exercise of options and 185,140 Shares beneficially owned by Mr. Greenberg.
(10)	Includes 266,667 Shares that may be acquired currently or within 60 days through the exercise of options and 709,866 Shares beneficially owned by Mr. Alroy.
(11)
Includes 101,040 shares of IDT Class B common stock that may be acquired currently or within 60 days through the exercise of stock options and 50,835 shares of IDT Class B common stock beneficially owned by Mr. Alroy.

(12)
Includes 674,000 Shares issuable upon exercise of presently exercisable options, 4,453 vested Shares held in Net2Phone’s 401(k) plan, 31,201 Shares beneficially owned by Mr. Reich and 23,400 Shares held by 1999 Reich Trust, with Mr. Reich as trustee.

(13)	Includes 200,000 Shares issuable upon exercise of presently exercisable options, 2,255 vested Shares held in Net2Phone’s 401(k) plan, and 39,307 Shares beneficially owned by Mr. Pastor.
(14)	Includes 172,500 Shares issuable upon exercise of presently exercisable options, 6,056 vested Shares held in Net2Phone’s 401(k) plan, and 51,165 Shares beneficially owned by Mr. Dubroff.
(15)	Includes 145,000 Shares issuable upon exercise of presently exercisable options and 5,368 vested Shares held in Net2Phone’s 401(k) plan.
(16)	Includes 70,000 Shares issuable upon exercise of presently exercisable options and 5,000 Shares of common stock beneficially owned by Mr. Mellor.
(17)	Includes 60,000 shares of IDT stock that may be acquired currently or within 60 days through the exercise of stock options held by Mr. Mellor.
(18)
Includes 61,000 Shares issuable upon exercise of presently exercisable options, 5,000 Shares beneficially owned by Mr. McPherson and 3,000 Shares issuable upon exercise of presently exercisable options held by Mr. McPherson’s son, who resides in the same household as Mr. McPherson.

(19)	Includes 40,000 Shares issuable upon exercise of presently exercisable stock options, 5,000 Shares beneficially owned by Dr. Weiss and 1,500 Shares held by Dr. Weiss’ spouse.

(20)	Includes 24,500 shares of IDT common stock and 11,500 shares of IDT Class B common stock beneficially owned by Mr. Weiss.
(21)	Includes 40,000 Shares issuable upon exercise of presently exercisable options, and 5,000 Shares beneficially owned by Mr. King.
(22)	Includes 20,000 Shares issuable upon exercise of presently exercisable options, and 5,000 Shares beneficially owned by Mr. Oppenheimer.
(23)	Includes 20,000 shares of IDT stock that may be acquired currently or within 60 days through the exercise of stock options held by Mr. Oppenheimer.
(24)	Includes 174,600 Shares that may be acquired currently or within 60 days through the exercise of options and 51,443 Shares beneficially owned by Mr. Williams.